Financial Highlights

			in / end of		% change		in / end of	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

Net income (CHF million)

Income from continuing operations	3,189	2,729	1,872	17	70	5,918	4,214	40

Net income	3,189	2,729	2,158	17	48	5,918	4,762	24

Earnings per share (CHF)

Basic earnings per share from continuing operations	3.00	2.56	1.68	17	79	5.56	3.76	48

Basic earnings per share	3.00	2.56	1.94	17	55	5.56	4.25	31

Diluted earnings per share from continuing operations	2.82	2.42	1.61	17	75	5.24	3.60	46

Diluted earnings per share	2.82	2.42	1.86	17	52	5.24	4.07	29

Return on equity (%)

Return on equity	29.7	25.2	21.6	–	–	27.4	23.1	–

Core Results (CHF million)

Net revenues	11,703	10,669	8,047	10	45	22,372	17,688	26

Provision for credit losses	(20)	53	10	–	–	33	(51)	–

Total operating expenses	7,637	7,040	5,587	8	37	14,677	12,216	20

Income from continuing operations before taxes	4,086	3,576	2,450	14	67	7,662	5,523	39

Core Results statement of income metrics (%)

Cost/income ratio	65.3	66.0	69.4	–	–	65.6	69.1	–

Pre-tax income margin	34.9	33.5	30.4	–	–	34.2	31.2	–

Tax rate	21.1	23.0	20.5	–	–	22.0	22.0	–

Net income margin from continuing operations	27.2	25.6	23.3	–	–	26.5	23.8	–

Net income margin	27.2	25.6	26.8	–	–	26.5	26.9	–

Assets under management and net new assets (CHF billion)

Assets under management	1,629.0	1,551.5	1,357.7	5.0	20.0	1,629.0	1,357.7	20.0

Net new assets	27.6	43.0	30.2	(35.8)	(8.6)	70.6	57.4	23.0

Balance sheet statistics (CHF million)

Total assets	1,415,174	1,359,687	1,404,562	4	1	1,415,174	1,404,562	1

Net loans	224,222	212,831	198,294	5	13	224,222	198,294	13

Total shareholders' equity	43,849	44,004	38,882	0	13	43,849	38,882	13

Book value per share (CHF)

Total book value per share	41.90	41.97	35.75	0	17	41.90	35.75	17

Tangible book value per share	30.82	30.97	25.18	0	22	30.82	25.18	22

Shares outstanding (million)

Common shares issued	1,215.9	1,215.5	1,247.9	0	(3)	1,215.9	1,247.9	(3)

Treasury shares	(169.4)	(167.0)	(160.3)	1	6	(169.4)	(160.3)	6

Shares outstanding	1,046.5	1,048.5	1,087.6	0	(4)	1,046.5	1,087.6	(4)

Market capitalization

Market capitalization (CHF million)	100,221	101,297	81,841	(1)	22	100,221	81,841	22

Market capitalization (USD million)	81,416	83,442	66,992	(2)	22	81,416	66,992	22

BIS statistics

Risk-weighted assets (CHF million)	296,416	271,293	244,931	9	21	296,416	244,931	21

Tier 1 ratio (%)	13.0	13.2	10.6	–	–	13.0	10.6	–

Total capital ratio (%)	16.3	17.3	13.4	–	–	16.3	13.4	–

Number of employees (full-time equivalents)

Number of employees	45,600	45,300	44,100	1	3	45,600	44,100	3

Dear shareholders, clients and colleagues

Credit Suisse achieved record operating results in the second quarter of 2007, building on the strong earnings momentum we have established over several quarters. Revenues rose from both the previous quarter and a year earlier, benefiting from our client-focused business model. Our focus on efficiency led to improved operating leverage, even as we continue to invest in the growth of our business.

While we are very pleased with our performance in the second quarter and first half of the year, given the strengths of our franchise and the advantage of our integrated business model, we are convinced that we can deliver much more.

Overview of the second quarter and first half
We achieved net income of CHF 3.2 billion in the second quarter of 2007 and CHF 5.9 billion for the first half of the year. Diluted earnings per share in the quarter were CHF 2.82, up from CHF 1.86 in the same period a year earlier. The return on equity was 29.7%, compared to 21.6% in the second quarter of 2006.

Investment Banking delivered its best quarterly performance to date, with equity and fixed income trading revenues achieving record levels. Fixed income results were particularly notable, as they came in the face of more challenging markets, particularly towards the end of the period. Private Banking continued to generate strong profitability. Our Wealth Management business achieved record income from continuing operations before taxes of CHF 1.0 billion in the quarter, and we are expanding our international presence to realize the opportunities we see globally. In Asset Management, we benefited from last year’s realignment, which established the framework for profitable growth. Just as important, the amount and significance of business we are executing as an integrated bank is rising steadily.

Priorities to advance our strategy
Credit Suisse is very well positioned. Our mix of high-growth businesses is balanced and distinctive. Our global reach is exceptional, extending across developed and developing regions. To take Credit Suisse to the next level of performance, we are sharpening our focus on five areas:

Client-driven innovation
The sophisticated clients we serve are at the center of global economic expansion and wealth creation. Our client-centered approach offers excellent growth opportunities that are best realized as an integrated bank. Last year, we launched a successful program in Switzerland that used a structured, cross-divisional approach to assess and address unmet needs of major private and corporate clients. Working on an integrated basis enabled us to understand and better meet client needs. We are rolling out similar programs across the bank. What distinguishes us is the depth of the integrated banking model. We are creating innovative, holistic solutions that we believe are exceptional in our industry.

Collaboration
We are also focusing on new approaches to identify and tap new business opportunities on a collaborative basis. In certain target regional markets, we have created teams, comprised of seasoned professionals from each business, that are responsible for covering clients in the integrated bank. We have established other cross-divisional teams aimed at developing business plans to serve client segments that cannot be served effectively by any one business. This is another way of channeling our innovation and creating profitable growth.

Capital
Managing our capital to deliver the best possible return to shareholders remains a fundamental priority. We will continue to hold ourselves to a greater than 20% return on equity. Given asset prices, we believe the best opportunity to create value is through organic growth in key regions and high potential businesses, especially where we can leverage existing capabilities on an integrated basis. Capital that cannot be put to work to benefit shareholders, we will return. We have already executed CHF 2.5 billion of the CHF 8 billion share buyback program launched in May. We plan to repurchase a further CHF 2.5 billion by the end of 2007 and expect to complete the program during 2008, well ahead of our 2010 target.

Efficiency
Higher productivity is essential to our ability to maintain strong profitability during more challenging market conditions as well as to support the funding of investments to realize new opportunities. We have made good progress towards achieving top-quartile levels of efficiency, relative to peers, in each area of our business. We are confident that we can achieve substantial gains by continuing to improve systems and processes and streamline our operating capabilities.

Human capital
We have built an outstanding global team – underscored by the excellent results we have delivered over several quarters, and the potential we are now focused on will take Credit Suisse to the next level of performance. We are taking a global approach to investing in and managing talent. Our ability to train employees and to attract top performers with new and complementary expertise has never been stronger, and we are selectively adding to our team to build out new businesses and regional capabilities.

We are particularly pleased with our performance given the fact that we had more challenging conditions in some markets, which we expect to continue. However, we are very optimistic about the long-term growth prospects for Credit Suisse. Globalization should continue to lead to long-term economic growth in the developed and emerging economies. Wealth creation and global capital flows should remain historically high and drive increasing demand for our integrated banking services. We believe that our client-focused, integrated business model and disciplined risk-taking will help us to deliver superior value to shareholders through market cycles.

Yours sincerely

Walter B. Kielholz Brady W. Dougan
August 2007

To be read in conjunction with the Credit Suisse Financial Statements 2Q07.

Operating Environment
Operating Environment
Credit Suisse Results
Credit Suisse
Core Results
Key Performance Indicators
Core Results
Investment Banking
Private Banking
Wealth Management
Corporate & Retail Banking
Asset Management
Overview of Results and Assets under Management
Results
Assets under Management
Balance Sheet, Capital and Risk
Balance Sheet
Capital Management
Risk Management
Highlights from the Condensed Consolidated Financial Statements – unaudited
Highlights from the Condensed Consolidated Financial Statements
Selected Notes to the Condensed Consolidated Financial Statements – unaudited
Net interest income
Commissions and fees
Other revenues
Provision for credit losses
Compensation and benefits
General and administrative expenses
Segment reporting
Earnings per share
Investor Information
Investor Information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Credit Suisse at a Glance
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and high-net-worth individuals worldwide, as well as to retail clients in Switzerland. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and a team of over 45,000 employees from approximately 100 different nations.

Investment Banking
In Investment Banking, we offer investment banking and securities products and services to corporate, institutional and government clients around the world. Our products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

Private Banking
In Private Banking, we offer comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, we supply banking products and services to high-net-worth, corporate and retail clients.

Asset Management
In Asset Management, we offer integrated investment solutions and services to institutions, governments and private clients globally. We provide access to the full range of investment classes, ranging from money market, fixed income, equities and balanced products, to alternative investments such as real estate, hedge funds, private equity and volatility management.

Operating Environment

The results of our integrated banking organization depend to a large extent on the general macro economic environment and developments in the financial markets. In order to put our results into context, we provide a review of the operating environment we encountered throughout the reporting period.

Operating Environment
Against the backdrop of robust economic growth, equity markets and interest rates trended higher during 2Q07. Towards the end of the quarter volatility increased and conditions in some credit market segments became more challenging. Despite this, the favorable operating environment for the banking industry continued throughout the reporting period.

Economic environment
During 2Q07, we experienced a continued favorable environment for our integrated banking activities. Following weak economic growth in the United States (US) in 1Q07, the outlook in the US significantly improved, driven by a strengthened business sentiment and a positive trend in the labor market. At the same time, most other economies continued to grow solidly. While European central banks continued to increase interest rates further, markets significantly scaled back expectations of interest rate cuts in the US. This contributed to a significant rise in bond yields and, at the beginning of June, to one of the sharpest daily sell-offs of US Treasuries in about three years. As of the end of 2Q07, yield levels for major currencies were 30 to 50 basis points higher compared to the end of 1Q07 (see chart, Yield curves). As overall growth looked stronger than anticipated, inflation concerns began to emerge. However, during 2Q07, inflationary pressures from the high level of capacity utilization and a tighter global labor market did not materialize.

Global equity markets trended higher during the first two months of the quarter with continued strong earnings growth expectations and attractive valuations. However, with yields moving up in June, equity markets experienced a slight correction and volatility increased, with the latter remaining at comparatively low levels. Despite the correction, most equity markets ended the quarter with gains. As of the end of 2Q07, equity valuations looked relatively attractive, with above-average equity risk premiums (see chart, Equity markets). Other sources of market volatility in 2Q07 were the measures taken by the Chinese authorities to regulate their domestic equity market and the continued challenging conditions in the US market for subprime mortgages and the effect on collateralized debt obligations (CDOs). Towards the end of 2Q07, some market participants in the US experienced liquidity problems, and, as further discussed below under Sector environment, there was greater uncertainty about the valuation of subprime exposure in CDOs and the implied risks for the holders of such instruments.

With the improved economic outlook in the US and the re-pricing in money and bond markets, the US dollar recovered somewhat from its lows in early May. However, with the Euro benefiting from the interest rate increases of the European Central Bank, the US dollar remained relatively weak against the Euro. With the continued wide interest rate differentials and the implied currency volatility at low levels, carry trades continued with the Japanese yen and Swiss franc as the main borrowing currencies.

Sector environment
For the banking industry, 2Q07 provided an overall healthy operating environment to seize business opportunities and to capitalize further on the promising trends of globalization. Equity trading volumes increased and global initial public offering (IPO) volume reached a record level for the first six months of 2007, up by 23% with 18 of the 23 multi-billion US dollar deals from this year coming to the market during 2Q07. The high pace in mergers and acquisitions (M&A) carried on and was fuelled by increased financial sponsor activity, overall attractive financing conditions and continued earnings growth. Worldwide M&A activity increased 62% for the first six months. While April was the busiest-ever month in announced deals, activity declined during 2Q07 in the face of more challenging credit conditions. In debt capital markets, the high level of activity from 1Q07 continued, however the volumes in asset-backed securities, including CDOs, declined 5%.

Credit spreads widened slightly during 2Q07 across all credit qualities, driven by higher yields and the continued high issuance volumes. Due to higher yields and some hedge fund losses, some investor concerns that the challenges in the US market for subprime mortgages could spill over into structured products and leveraged finance more generally or even initiate a significant decline in credit quality globally resurfaced in June. With the complex nature of asset-backed products in the spotlight, spreads for financial institutions widened. However, in leveraged finance, robust volume growth continued. Lenders and investors focused more on the risks of rising leverage (see chart, Leveraged buyouts (Europe)) and lending terms. Overall, spreads, risk premiums and credit provisions remained at historically low levels demonstrating the positive sector environment.

Market volumes (growth in %)

		Global		Europe

	QoQ	YoY	QoQ	YoY

Equity trading volume[1]	2.6	20.1	7.8	60.2

Fixed income trading volume[2]	(7.0)	0.3	(11.8)	(4.6)

M&A announced[3]	50.3	48.9	76.3	65.0

M&A completed[3]	(3.4)	4.1	9.4	13.2

Equity underwriting[3]	45.2	14.4	79.1	23.1

Debt underwriting[3]	(2.0)	22.3	(5.1)	22.5

Syndicated lending - Investment grade[4]	55.3	0.7	–	–

1 London Stock Exchange, Euronext, Deutsche Börse, NYSE, NASDAQ 2 London Stock Exchange, Deutsche Börse, Federal Reserve Bank of New York 3 Dealogic 4 Dealogic Loanware

Credit Suisse Results
Credit Suisse

Our consolidated statements of income include minority interests without significant economic interest, which do not impact net income, but significantly increase reported net revenues and income from continuing operations before taxes. Hence, we separate these minority interests from our consolidated performance and report the remainder as Core Results.

Core Results

Core Results include the performance of our three operating segments Investment Banking, Private Banking and Asset Management as well as Corporate Center, including eliminations and consolidation adjustments. Core Results represent the performance of our integrated banking organization.

Key Performance Indicators

Our Credit Suisse Key Performance Indicators measure our progress as an integrated banking organization. We focus on growth, efficiency, shareholder return and capital strength to manage our business for long-term sustainable value creation.

Credit Suisse
In 2Q07, we achieved net income of CHF 3,189 million, up 48% against 2Q06. Income from continuing operations was up 70%. Diluted earnings per share were CHF 2.82 compared to CHF 1.86 in 2Q06. Return on equity was 29.7%.

Results

			in		% change		in	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

Statements of income (CHF million)

Net interest income	2,249	2,089	1,866	8	21	4,338	3,532	23

Commissions and fees	5,242	4,977	4,425	5	18	10,219	8,659	18

Trading revenues	3,810	3,216	1,371	18	178	7,026	4,779	47

Other revenues	1,736	1,338	1,126	30	54	3,074	2,743	12

Net revenues	13,037	11,620	8,788	12	48	24,657	19,713	25

Provision for credit losses	(20)	53	10	–	–	33	(51)	–

Compensation and benefits	5,409	4,950	3,697	9	46	10,359	8,170	27

General and administrative expenses	1,619	1,532	1,352	6	20	3,151	2,974	6

Commission expenses	642	609	551	5	17	1,251	1,094	14

Total other operating expenses	2,261	2,141	1,903	6	19	4,402	4,068	8

Total operating expenses	7,670	7,091	5,600	8	37	14,761	12,238	21

Income from continuing operations before taxes	5,387	4,476	3,178	20	70	9,863	7,526	31

Income tax expense	863	822	502	5	72	1,685	1,217	38

Minority interests	1,335	925	804	44	66	2,260	2,095	8

Income from continuing operations	3,189	2,729	1,872	17	70	5,918	4,214	40

Income from discontinued operations	0	0	286	–	(100)	0	572	(100)

Extraordinary items	0	0	0	–	–	0	(24)	100

Net income	3,189	2,729	2,158	17	48	5,918	4,762	24

Earnings per share (CHF)

Basic earnings per share from continuing operations	3.00	2.56	1.68	17	79	5.56	3.76	48

Basic earnings per share	3.00	2.56	1.94	17	55	5.56	4.25	31

Diluted earnings per share from continuing operations	2.82	2.42	1.61	17	75	5.24	3.60	46

Diluted earnings per share	2.82	2.42	1.86	17	52	5.24	4.07	29

Return on equity (%)

Return on equity	29.7	25.2	21.6	–	–	27.4	23.1	–

Return on tangible equity[1]	40.6	34.3	33.1	–	–	37.4	36.2	–

BIS statistics

Risk-weighted assets (CHF million)	296,416	271,293	244,931	9	21	296,416	244,931	21

Tier 1 capital (CHF million)	38,617	35,841	26,018	8	48	38,617	26,018	48

Total capital (CHF million)	48,362	46,808	32,752	3	48	48,362	32,752	48

Tier 1 ratio (%)	13.0	13.2	10.6	–	–	13.0	10.6	–

Total capital ratio (%)	16.3	17.3	13.4	–	–	16.3	13.4	–

Number of employees (full-time equivalents)

Number of employees	45,600	45,300	44,100	1	3	45,600	44,100	3

1 Based on tangible shareholders' equity, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Results summary
In 2Q07, net income was CHF 3,189 million, up CHF 1,031 million, or 48%, against 2Q06, and up CHF 460 million, or 17%, from 1Q07. Our results in 2Q07 reflected the continued overall favorable operating environment and our client-focused business model. Diluted earnings per share were CHF 2.82 compared to CHF 1.86 in 2Q06 and CHF 2.42 in 1Q07. Return on equity reached 29.7%, compared to 21.6% in 2Q06 and 25.2% in 1Q07. The BIS Tier 1 ratio as of the end of 2Q07 was 13.0% compared to 10.6% in 2Q06 and 13.2% in 1Q07.

Management changes
Effective May 5, 2007, Brady W. Dougan assumed the role of Chief Executive Officer Credit Suisse Group following Oswald J. Grübel’s decision to retire after a successful 38 year career at Credit Suisse. Brady W. Dougan assigned his responsibilities as Chief Executive Officer Investment Banking and Chief Executive Officer Credit Suisse Americas to Paul Calello and Robert Shafir, respectively. Robert Shafir joined Credit Suisse in August 2007 to further develop our integrated banking organization in the Americas region.

As of July 1, 2007, the Executive Board of Credit Suisse is the same as that of the Bank.
Core Results
Core Results include the results of our three segments and the Corporate Center. Credit Suisse’s results also include revenues and expenses from the consolidation of certain private equity funds and other entities in which we do not have a significant economic interest (SEI) in such revenues and expenses. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our income tax expense is not affected by these revenues and expenses. These minority interest-related revenues and expenses are reported as “Minority Interests without SEI” in the “Credit Suisse and Core Results” table on the next page.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments, as well as all gains and losses recorded as a result of applying the fair value option to our own debt. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Capital efficiency
At the Annual General Meeting on May 4, 2007, the shareholders approved the launch of a three-year share buyback program of up to CHF 8 billion. During 2Q07, we repurchased 14.7 million common shares in the amount of CHF 1.3 billion under the new program. As of the end of July 2007, we repurchased a total of CHF 2.5 billion. We plan to repurchase a further CHF 2.5 billion by the end of 2007 and expect to complete this repurchase program during 2008, ahead of the 2010 target.

In connection with the centralization of our funding, the Bank issued USD 2 billion of Tier 1 capital notes in 2Q07.
Credit Suisse and Core Results

			Core Results			Minority Interests without SEI			Credit Suisse

in the period	2Q07	1Q07	2Q06	2Q07	1Q07	2Q06	2Q07	1Q07	2Q06

Statements of income (CHF million)

Net revenues	11,703	10,669	8,047	1,334	951	741	13,037	11,620	8,788

Provision for credit losses	(20)	53	10	0	0	0	(20)	53	10

Compensation and benefits	5,386	4,906	3,697	23	44	0	5,409	4,950	3,697

General and administrative expenses	1,609	1,525	1,339	10	7	13	1,619	1,532	1,352

Commission expenses	642	609	551	0	0	0	642	609	551

Total other operating expenses	2,251	2,134	1,890	10	7	13	2,261	2,141	1,903

Total operating expenses	7,637	7,040	5,587	33	51	13	7,670	7,091	5,600

Income from continuing operations before taxes	4,086	3,576	2,450	1,301	900	728	5,387	4,476	3,178

Income tax expense	863	822	502	0	0	0	863	822	502

Minority interests	34	25	76	1,301	900	728	1,335	925	804

Income from continuing operations	3,189	2,729	1,872	0	0	0	3,189	2,729	1,872

Income from discontinued operations	0	0	286	0	0	0	0	0	286

Net income	3,189	2,729	2,158	0	0	0	3,189	2,729	2,158

Statement of income metrics (%)

Compensation/revenue ratio	46.0	46.0	45.9	–	–	–	41.5	42.6	42.1

Non-compensation/revenue ratio	19.2	20.0	23.5	–	–	–	17.3	18.4	21.7

Cost/income ratio	65.3	66.0	69.4	–	–	–	58.8	61.0	63.7

Pre-tax income margin	34.9	33.5	30.4	–	–	–	41.3	38.5	36.2

Tax rate	21.1	23.0	20.5	–	–	–	16.0	18.4	15.8

Net income margin from continuing operations	27.2	25.6	23.3	–	–	–	24.5	23.5	21.3

Net income margin	27.2	25.6	26.8	–	–	–	24.5	23.5	24.6

Allocations and funding
Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis. The aim of revenue-sharing and service level agreements is to reflect the pricing structure of unrelated third-party transactions. Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding.

Core Results
Our integrated banking organization delivered record results in 2Q07. Against the backdrop of the overall healthy operating environment, we achieved continued profitable growth and improved our operating leverage. Income from continuing operations before taxes was CHF 4,086 million, up 67% compared to 2Q06 and 14% compared to 1Q07.

Core Results include the results of our integrated banking organization and exclude revenues and expenses in respect of minority interests in which we do not have significant economic interest.
Results

			in		% change		in	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

Statements of income (CHF million)

Net interest income	2,224	2,059	1,834	8	21	4,283	3,466	24

Commissions and fees	5,268	4,995	4,447	5	18	10,263	8,716	18

Trading revenues	3,811	3,215	1,371	19	178	7,026	4,726	49

Other revenues	400	400	395	0	1	800	780	3

Net revenues	11,703	10,669	8,047	10	45	22,372	17,688	26

Provision for credit losses	(20)	53	10	–	–	33	(51)	–

Compensation and benefits	5,386	4,906	3,697	10	46	10,292	8,170	26

General and administrative expenses	1,609	1,525	1,339	6	20	3,134	2,952	6

Commission expenses	642	609	551	5	17	1,251	1,094	14

Total other operating expenses	2,251	2,134	1,890	5	19	4,385	4,046	8

Total operating expenses	7,637	7,040	5,587	8	37	14,677	12,216	20

Income from continuing operations before taxes	4,086	3,576	2,450	14	67	7,662	5,523	39

Income tax expense	863	822	502	5	72	1,685	1,217	38

Minority interests	34	25	76	36	(55)	59	92	(36)

Income from continuing operations	3,189	2,729	1,872	17	70	5,918	4,214	40

Income from discontinued operations	0	0	286	–	(100)	0	572	(100)

Extraordinary items	0	0	0	–	–	0	(24)	100

Net income	3,189	2,729	2,158	17	48	5,918	4,762	24

Statement of income metrics (%)

Compensation/revenue ratio	46.0	46.0	45.9	–	–	46.0	46.2	–

Non-compensation/revenue ratio	19.2	20.0	23.5	–	–	19.6	22.9	–

Cost/income ratio	65.3	66.0	69.4	–	–	65.6	69.1	–

Pre-tax income margin	34.9	33.5	30.4	–	–	34.2	31.2	–

Tax rate	21.1	23.0	20.5	–	–	22.0	22.0	–

Net income margin from continuing operations	27.2	25.6	23.3	–	–	26.5	23.8	–

Net income margin	27.2	25.6	26.8	–	–	26.5	26.9	–

Number of employees (full-time equivalents)

Number of employees	45,600	45,300	44,100	1	3	45,600	44,100	3

Results summary
In 2Q07, net income was CHF 3,189 million, up CHF 1,031 million, or 48%, compared to 2Q06. Income from continuing operations before taxes was CHF 4,086 million, up CHF 1,636 million, or 67%. Net revenues were CHF 11,703 million, up CHF 3,656 million, or 45%. Total operating expenses were CHF 7,637 million, up CHF 2,050 million, or 37%.

Our Core Results for 2Q07 reached a record level, benefiting from good client activity in an overall healthy economic environment and driven by strong operating performances across our businesses. Net revenues benefited from the favorable equity markets, with global equity markets trending higher, increased trading volumes and higher volatility. The fixed income markets were generally challenging, but offered attractive trading opportunities, despite the dislocation of the US subprime mortgage market as of the end of 1Q07, the effects of which carried over into 2Q07. Favorable market conditions and continued operational improvement helped to sustain strong growth in assets under management and net new assets. Net new assets were CHF 27.6 billion, which brought the annualized net new asset growth rate to 7.1% compared to 8.7% in 2Q06. Excluding credits from insurance settlements of CHF 474 million in Investment Banking and realignment costs of CHF 152 million in Asset Management recorded in 2Q06, total operating expenses for 2Q07 were up CHF 1,728 million, or 29%, primarily reflecting increased compensation and benefits, resulting from higher revenues. This increase compared favorably with the 45% increase in net revenues and drove the 67% increase in income from continuing operations before taxes in 2Q07. The cost/income ratio in 2Q07 improved to 65.3% compared to 69.4% in 2Q06.

Compared to 1Q07, net income was up CHF 460 million, or 17%. Income from continuing operations before taxes was up CHF 510 million, or 14%. Net revenues were up CHF 1,034 million, or 10%. Total operating expenses were up CHF 597 million, or 8%.

Initiatives and achievements
During 2Q07, we continued to focus on strengthening the integrated banking organization, increasing our footprint in growth businesses and further improving capital efficiency. We achieved a number of milestones and made progress towards our vision of building the world’s premier bank.

With our bank-wide initiatives, we are well on track to further strengthen our cross-divisional collaboration and to realize revenue opportunities by serving our clients with holistic and innovative solutions. Through 2Q07, the revenue synergy from the One Bank Delivery initiative exceeded our expectations. During the first half of the year, cross-divisional activities and cross-referrals resulted in increased revenues for all three divisions. Examples include: a number of IPOs in which Investment Banking acted as the lead book runner led to client introductions to Private Banking; Private Banking clients who have been seeking solutions for monetizing their wealth have turned to Credit Suisse, as our client propositions increasingly bring together products from the other divisions to accommodate their needs; we see increasing IPO and commercial mortgage-backed securities activity originating from private clients in Private Banking; and we are leveraging our ability to distribute IPOs and debt globally via Private Banking and Asset Management.

We also made further progress in striving for operational excellence. Since the inception of our dedicated program in 2004 within Private Banking, more than 250 improvement projects have been completed, and around 300 projects are currently being executed. During 2Q07, these included the shortening and improvement of the client approval process for private equity funds and improved market access for high-net-worth individuals. These had measurable positive impacts on client satisfaction, revenues and efficiency. We also made progress in implementing our global business architecture, with approximately 1,000 additional positions deployed to our Centers of Excellence around the world in the first half of 2007. The center in Pune, India, is now fully operational. In Raleigh, US, we completed the building of a new facility. In Wroclaw, Poland, operations are set to commence in 3Q07.

Initiatives during 2Q07 aimed at expanding our activities in high growth markets include the acquisition of Baran Securities, a broker-dealer in Turkey. We commenced stock-broking activities in India and received a merchant banking license, which will allow us to develop our investment banking activities. To further strengthen our local presence, we opened or announced the opening of new offices in the US, the Ukraine and Kazakhstan. Consistent with our strategy to close the competitive gap in commodities, we also announced the acquisition of a 9.9% stake in EcoSecurities as part of a broader strategic partnership. EcoSecurities is one of the world’s leading companies in the business of originating, implementing and commercializing carbon credits from greenhouse gas emissions reduction projects.

Also, we achieved a leading sustainability risk ranking by Institutional Shareholders Inc., confirming our continued efforts on good corporate governance and environmental sustainability.
Capital and risk trends
Our consolidated BIS Tier 1 ratio was 13.0% as of the end of 2Q07, a decrease from 13.2% as of the end of 1Q07. The decrease was driven primarily by an increase in risk-weighted assets in line with business growth. In 2Q07, our overall position risk, measured on the basis of our Economic Risk Capital model, decreased 3% compared to 1Q07. Average Value-at-Risk (VaR) for the Group’s trading books increased to CHF 110 million, primarily due to increased equity exposure. VaR as of the end of 2Q07 was CHF 100 million. For further information on capital and risk trends, refer to “Balance sheet, capital and risk.”

Results detail
The following provides a comparison of our 2Q07 results versus 2Q06 (YoY) and versus 1Q07 (QoQ).
Net revenues
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

YoY: Up 45% from CHF 8,047 million to CHF 11,703 million
The increase reflected strong performances across Investment Banking, Private Banking and Asset Management, which benefited from good client activity in an overall healthy economic environment. Net revenues benefited from lower funding costs, which reflected an increase in the level of free funds following the disposal of Winterthur as of the end of 4Q06.

In Investment Banking, we had a strong quarter, with record quarterly revenues in our equity and fixed income trading businesses. Our equity trading results were driven by good performance in our cash, proprietary trading, derivatives and prime services businesses. Our fixed income trading results were strong despite the more challenging market environment, including the continued impact of the dislocation in the US subprime mortgage market. Fixed income trading results were driven by our structured products, including commercial mortgage-backed securities, leveraged finance, emerging markets trading and currency trading businesses. Advisory and other fees increased significantly due to higher mergers and acquisitions activity and market share. Our debt underwriting revenues remained strong, driven by our leveraged finance franchise, which benefited from active markets and was supported by our strong client relationships with financial sponsors. Higher equity underwriting revenues reflected strong equity markets and improved market share.

In Private Banking, net revenues reflected the positive market conditions. Asset-based commissions and fees grew as a result of the strong increase in our assets under management, particularly in managed assets. Transaction-based revenues were also higher, most notably in brokerage fees and product issuing fees. Net interest income benefited mainly from lower funding costs as well as higher liability volumes and margins, while asset margins still faced ongoing market pressure. Growth in assets under management primarily reflected the positive market conditions and net new assets.

In Asset Management, net revenues reflected an increase in asset management and administrative revenues due to increased assets under management. Private equity commission income increased reflecting growth in commitments to, and assets managed in, our private equity funds. In addition, we had strong private equity and other investment-related gains. Growth in assets under management primarily reflected strong net new assets and the positive market conditions.

QoQ: Up 10% from CHF 10,669 million to CHF 11,703 million
In Investment Banking, net revenues increased driven by strong equity and fixed income trading revenues. The increase in fixed income trading revenues was driven by structured products, currency trading, leveraged finance and proprietary trading. The increase in equity trading revenues was mainly from equity derivatives and prime services. Higher levels of industry-wide equity issuances contributed to the strong performance in equity underwriting. Additionally, advisory fees increased significantly due to higher mergers and acquisitions activity and higher revenues from the private fund group. These results were partly offset by lower revenues from debt underwriting reflecting a decrease in underwriting revenues in the leveraged finance and emerging markets businesses.

In Private Banking, net revenues were flat, as higher asset-based commissions and fees and higher liability margins were offset by lower transaction-based revenues, reflecting more cautious client behavior.

In Asset Management, net revenues increased reflecting higher private equity and other investment-related gains and strong growth in alternative investments.
Provision for credit losses
YoY: From CHF 10 million to CHF (20) million
The decrease was due primarily to recoveries and reduced reserves. The benign credit environment is not expected to continue, which may result in a modest increase in new provision levels towards the end of 2007.

QoQ: From CHF 53 million to CHF (20) million
The decrease was due primarily to recoveries and a reduced level of new provisions.
Operating expenses
Compensation and benefits
YoY: Up 46% from CHF 3,697 million to CHF 5,386 million
The increase was due primarily to higher performance-related compensation reflecting improved results. In Investment Banking, compensation and benefits expense is targeted at 51.5% of net revenues, with discretionary bonus representing a considerable portion of the total amount. In Private Banking, the increase also related to the international expansion in Wealth Management and higher salaries and benefits in Corporate & Retail Banking. In Asset Management, the increase was also a result of ongoing efforts to hire new investment talent and build product development and distribution capabilities.

QoQ: Up 10% from CHF 4,906 million to CHF 5,386 million
The increase was due primarily to higher performance-related compensation in Investment Banking and Asset Management reflecting improved results. In Private Banking, compensation and benefits was flat.

General and administrative expenses
YoY: Up 20% from CHF 1,339 million to CHF 1,609 million
The increase was primarily due to credits from insurance settlements of CHF 474 million in Investment Banking and realignment costs of CHF 141 million in Asset Management in 2Q06. Excluding these credits from insurance settlements and realignment costs, general and administrative expenses decreased CHF 63 million, or 4%. This reflected a decline in most expense categories as a result of disciplined expense management.

QoQ: Up 6% from CHF 1,525 million to CHF 1,609 million
The increase reflected higher provisions, due to releases of non-credit related provisions in 1Q07, and professional fees, while most other general and administrative expenses were flat.
Commission expenses
YoY: Up 17% from CHF 551 million to CHF 642 million
The increase reflected increased business activity.
QoQ: Up 5% from CHF 609 million to CHF 642 million
The increase reflected increased business activity.
Tax
YoY: Up 72% from CHF 502 million to CHF 863 million
The effective tax rate was 21.1% in 2Q07 compared to 20.5% in 2Q06. The lower rate in 2Q06 was due to the release of tax contingency accruals following the favorable resolution of tax matters. The increase in tax expense was due to the increase in income before tax.

QoQ: Up 5% from CHF 822 million to CHF 863 million
The effective tax rate was 21.1% in 2Q07 compared to 23.0% in 1Q07. The reduction in tax rate in 2Q07 was due to changes in assessment of certain US state and local tax positions and a related assessment that previously unrecognized deferred tax assets would be realizable, together with the geographic mix of taxable income.

Personnel
The number of employees increased by approximately 300 full-time equivalents compared to the end of 1Q07, which resulted from hiring across the front and back office, primarily due to business growth in Investment Banking.

With the continued strengthening of our talent pool globally, our Business School launched GlobeSmart, an online tool available to all our employees to facilitate intercultural collaboration. GlobeSmart is another step in further developing our innovative diversity and inclusion programs. In recognition of these programs, Working Mother magazine named Credit Suisse one of the 20 US-based “Best Companies for Multicultural Women.”

Number of employees by segment

			end of		% change

	2Q07	1Q07	2Q06	QoQ	YoY

Number of employees by segment (full-time equivalents)

Investment Banking	19,300	19,000	18,200	2	6

Wealth Management	13,600	13,600	13,200	0	3

Corporate & Retail Banking	8,800	8,800	8,700	0	1

Private Banking	22,400	22,400	21,900	0	2

Asset Management	3,300	3,300	3,400	0	(3)

Corporate Center	600	600	600	0	0

Number of employees	45,600	45,300	44,100	1	3

Landmark transaction in microfinance

During 2Q07, Credit Suisse successfully closed the first ever global IPO of a microfinance institution - the USD 467 million offering for Mexico’s Banco Compartamos, S.A. (Compartamos), which provides small working capital loans and other financial services to subsistence entrepreneurs, has over 600,000 clients and operates in 29 of Mexico’s 32 states. These short-term, easily renewable loans support a broad segment of the population working in handicraft and garment trades, agriculture, food services and other craft-related businesses. Women account for 98% of Compartamos’ clients.

The transaction is a landmark for the capital and financial services markets and represents a significant step forward for sustainable economic development in the emerging markets. It also underlines our commitment to microfinance and reaffirms our strategic strengths – the ability to provide our clients with innovative financial solutions by combining investment banking, private banking and asset management skills and the ability to capitalize on our leading emerging markets platform.

Credit Suisse was able to distinguish itself from competitors through its integrated organization and by demonstrating its commitment to microfinance and its longstanding interest in sustainable business initiatives. In 2003, Credit Suisse helped establish responsAbility Social Investment Services, Ltd., a Zurich-based company that invests primarily in microfinance institutions in developing nations. Credit Suisse has been offering its clients the opportunity to invest in a growing suite of microfinance funds managed by responsAbility AG. In November 2005, Credit Suisse was a participating financial institution in the United Nation’s-sponsored “International Year of Microcredit”. In March of this year, Credit Suisse co-sponsored a conference for institutional investors on the opportunities in microfinance. Attracted by the social as well as the financial return that these investments deliver, the total portfolio of our microfinance investments surpassed USD 260 million as of the end of 2Q07.

In the case of Compartamos, the underserved commercial lending market represents a high-quality pool of assets with strong growth potential. In our view, this transaction marks the first large-scale, global equity offering for a highly promising new asset class; estimates show approximately USD 2 trillion in socially responsible investments globally. As a financial institution dedicated to serving the emerging markets and to building bridges between the beneficiaries of microfinance and investors, Credit Suisse is well positioned to play a key role in the promising evolution of microfinance around the world.

Key Performance Indicators
To benchmark our achievements, we have defined a set of integrated bank performance indicators for which we have targets to be achieved over a three to five year period throughout the market cycles. With the results delivered in 2Q07 and against the backdrop of the overall healthy economic environment, we are optimistic in achieving our targets.

Growth
For earnings per share, we target a double-digit annual percentage growth. Diluted earnings per share growth from continuing operations was 75.2% in 2Q07.
For net new assets, we target a growth rate above 6%. In 2Q07, we achieved an annualized net new asset growth rate of 7.1% and a rolling four-quarter average growth rate of 8.0%.
Efficiency
We target efficiency improvements within a top quartile performance compared to the industry. Our Core Results cost/income ratio for 2Q07 was 65.3%.
Performance
For return on equity, we target an annual rate of return of above 20%. In 2Q07, we achieved 29.7%.
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. For 6M07, annualized total shareholder return was 10.1%.
Capital strength
For the BIS Tier 1 ratio, we target a minimum level of 10%. The BIS Tier 1 ratio as of the end of 2Q07 was 13.0%.

						in / end of

	2Q07		6M07	2006	2005	2004

Growth (%)

YoY diluted earnings per share growth from continuing operations	75.2		45.6	84.4	(7.8)	53.8

Net new asset growth (annualized)	7.1		9.5	7.2	5.4	2.7

Net new asset growth (rolling four-quarter average)	8.0		–	7.2	5.4	2.7

Efficiency (%)

Core Results cost/income ratio	65.3		65.6	69.6	81.6	75.4

Return (%)

Return on equity (annualized)	29.7		27.4	27.5	15.4	15.9

Total shareholder return (annualized)	–	[1]	10.1	30.5	44.2	6.8

Capital strength (%)

Tier 1 ratio	13.0		13.0	13.9	11.3	12.3

1 Not applicable for 2Q07 as Total shareholder return is calculated on a year-to-date basis.

Core Results
Investment Banking
Investment Banking comprises the performance of our trading, underwriting and advisory franchise for which we aspire to a mid-term pre-tax income margin of above 30%.
Private Banking
Private Banking encompasses the results of our Wealth Management and Corporate & Retail Banking businesses.
Wealth Management

Wealth Management generates recurring revenues from assets under management and loans and transaction-based revenues from client trading and other service offerings. Across the cycle, we target a pre-tax income margin of above 40% and net new asset growth of 6%.

Corporate & Retail Banking

Corporate & Retail Banking derives net interest income from commercial and consumer loans, as well as non-interest revenues from various service offerings. Our ambition is to generate a pre-tax income margin of above 40% across the cycle.

Asset Management

Asset Management records management and performance fees from the entire range of asset classes, managing both traditional and alternative investments. We strive for a mid-term pre-tax income margin of above 35%.

Investment Banking
During 2Q07, we continued to deliver strong results amid higher market volatility and a more challenging fixed income trading environment. We delivered record revenues with continued disciplined risk management. Income from continuing operations before taxes was a record CHF 2,502 million.

Results

			in / end of			% change		in / end of		% change

	2Q07	1Q07	2Q06		QoQ	YoY	6M07	6M06		YoY

Statements of income (CHF million)

Net revenues	7,538	6,582	4,436		15	70	14,120	10,193		39

Provision for credit losses	9	61	16		(85)	(44)	70	(39)		–

Compensation and benefits	3,882	3,390	2,374		15	64	7,272	5,454		33

General and administrative expenses	803	827	460	[1]	(3)	75	1,630	1,355	[1]	20

Commission expenses	342	314	299		9	14	656	572		15

Total other operating expenses	1,145	1,141	759		0	51	2,286	1,927		19

Total operating expenses	5,027	4,531	3,133		11	60	9,558	7,381		29

Income from continuing operations before taxes	2,502	1,990	1,287		26	94	4,492	2,851		58

Statement of income metrics (%)

Compensation/revenue ratio	51.5	51.5	53.5		–	–	51.5	53.5		–

Non-compensation/revenue ratio	15.2	17.3	17.1		–	–	16.2	18.9		–

Cost/income ratio	66.7	68.8	70.6		–	–	67.7	72.4		–

Pre-tax income margin	33.2	30.2	29.0		–	–	31.8	28.0		–

Utilized economic capital and return

Average utilized economic capital (CHF million)	17,491	17,881	16,396		(2)	7	17,590	16,125		9

Pre-tax return on average utilized economic capital (%)[2]	58.5	45.8	34.1		–	–	52.4	38.0		–

Balance sheet statistics (CHF million)

Total assets	1,204,397	1,146,956	1,017,006		5	18	1,204,397	1,017,006		18

Net loans	50,104	46,405	38,190		8	31	50,104	38,190		31

Goodwill	7,858	7,830	7,782		0	1	7,858	7,782		1

Number of employees (full-time equivalents)

Number of employees	19,300	19,000	18,200		2	6	19,300	18,200		6

1 Includes CHF 474 million of credits from insurance settlements for litigation and related costs. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in		% change		in	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

Net revenue detail (CHF million)

Debt underwriting	713	725	613	(2)	16	1,438	1,069	35

Equity underwriting	413	311	313	33	32	724	562	29

Total underwriting	1,126	1,036	926	9	22	2,162	1,631	33

Advisory and other fees	632	511	405	24	56	1,143	738	55

Total underwriting and advisory	1,758	1,547	1,331	14	32	3,305	2,369	40

Fixed income trading	3,282	2,772	1,939	18	69	6,054	4,706	29

Equity trading	2,475	2,171	1,146	14	116	4,646	3,223	44

Total trading	5,757	4,943	3,085	16	87	10,700	7,929	35

Other[1]	23	92	20	(75)	15	115	(105)	–

Net revenues	7,538	6,582	4,436	15	70	14,120	10,193	39

Average one-day, 99% Value-at-Risk (CHF million)

Interest rate and credit spread	58	53	67	9	(13)	56	63	(11)

Foreign exchange	24	17	19	41	26	21	18	17

Commodity	18	12	8	50	125	15	9	67

Equity	93	64	65	45	43	79	59	34

Diversification benefit	(83)	(69)	(64)	20	30	(77)	(66)	17

Average one-day, 99% Value-at-Risk	110	77	95	43	16	94	83	13

1 As a result of the decision to fair value substantially all of our loan portfolio, as of the beginning of 1Q07, the revenues from our loan portfolio are included in our business results, primarily in fixed income trading.

Operating environment
The operating environment was generally positive for Investment Banking during 2Q07. We benefited from favorable equity markets, which trended higher, and from increased trading volumes and higher volatility. The volume of global equity new issuances set a record in 2Q07, as did the volume of announced global mergers and acquisitions transactions, driven largely by cross-border and financial sponsor activity. The fixed income markets were generally challenging, but offered attractive trading opportunities despite the dislocation of the US subprime mortgage market as of the end of 1Q07, the effects of which carried over into 2Q07. Rate products experienced a more volatile rate environment due to uncertainty over the direction of interest rates. Credit markets remained generally positive with increased new issue activity, although with a heightened focus on underlying issuer credit quality. In the commercial mortgage markets, demand and liquidity remained strong. In the residential mortgage market, our issuance levels were down due to continued subprime concerns.

Results summary
In 2Q07, income from continuing operations before taxes was a record CHF 2,502 million, up CHF 1,215 million, or 94%, compared to 2Q06. Excluding the credits from insurance settlements for litigation and related costs of CHF 474 million in 2Q06, income from continuing operations before taxes increased CHF 1,689 million, or 208%. Net revenues were a record CHF 7,538 million, up CHF 3,102 million, or 70%, with substantial increases in all major business areas. Total operating expenses were CHF 5,027 million, up CHF 1,894 million, or 60%, primarily from higher compensation expenses, reflecting higher revenues, and higher other operating expenses, as 2Q06 included the credits from insurance settlements. Excluding these credits from insurance settlements, other operating expenses were CHF 88 million, or 7%, lower.

Compared to 1Q07, income from continuing operations before taxes increased CHF 512 million, or 26%. Net revenues were up CHF 956 million, or 15%, driven by increases in most of our major business areas. Total operating expenses were up CHF 496 million, or 11%, due primarily to higher compensation expenses reflecting higher revenues.

Overall, we had a strong quarter, with record quarterly revenues in our equity and fixed income trading businesses. Our equity trading results were driven by very good performance in our cash, proprietary trading, derivatives and prime services businesses. Our fixed income trading results were strong despite the challenging market environment, including the impact of the dislocation in the US subprime mortgage market. Fixed income results were driven by our structured products, including commercial mortgage-backed securities, leveraged finance, emerging markets trading and currency trading businesses. Our debt underwriting revenues remained strong, driven by our leveraged finance franchise, which benefited from active markets, and was supported by our strong client relationships with financial sponsors.

We continued to make progress on our cost management initiatives, as general and administrative expenses remained flat compared to 1Q07, despite increased revenues. Compared to 2Q06, general and administrative expenses declined CHF 131 million, or 14%, excluding the impact of the credits from insurance settlements in 2Q06. This decline reflected a lower fixed cost run-rate despite increased business activity.

Performance indicators
Pre-tax income margin (KPI)
Our mid-term goal is a pre-tax income margin of 30% or greater. The 2Q07 pre-tax income margin was 33.2% compared to 29.0% in 2Q06 and 30.2% in 1Q07.

Compensation/revenue ratio
The 2Q07 compensation/revenue ratio was 51.5% compared to 53.5% in 2Q06 and 51.5% in 1Q07.
Value-at-Risk
The 2Q07 average one-day, 99% Value-at-Risk (VaR) was CHF 110 million compared to CHF 95 million in 2Q06 and CHF 77 million in 1Q07. The increase in VaR was due primarily to increased equity exposure. The one-day, 99% VaR was CHF 96 million as of the end of 1Q07, reached a maximum of CHF 141 million during 2Q07, and was subsequently reduced to CHF 101 million as of the end of 2Q07. The VaR development during 2Q07 was in line with market opportunities while maintaining a disciplined approach to risk management. For further information on VaR for Credit Suisse, refer to “Risk Management.”

Pre-tax return on average utilized economic capital
The 2Q07 pre-tax return on average utilized economic capital was 58.5% compared to 34.1% in 2Q06 and 45.8% in 1Q07.
Significant transactions and achievements
We executed a number of significant transactions in 2Q07, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including Corus Group PLC (global steel company), Community Health Systems Inc. (US hospital operator) and Rank Group Holdings Ltd. (New Zealand-based financial sponsor).

– Equity capital markets: We executed the largest accelerated share repurchase ever for IBM Corporation (US information technology company) and the initial public offerings for Blackstone Group (US private equity firm) and Belle International Holdings (Chinese retailer). In addition, we led the first-ever initial public offering of a microfinance institution, Banco Compartamos, S.A., in Mexico. For further information, refer to “Landmark transaction in microfinance” on page 16.

– Mergers & acquisitions: We advised on a number of key transactions that were announced in 2Q07, including the acquisition of Intelsat Ltd. (global provider of satellite services) by an investor group led by BC Partners, Wachovia Corporation’s (US financial institution) acquisition of A.G. Edwards (US retail broker) and the acquisition of Converium Holding (Swiss reinsurer) by Scor Group (French reinsurer).

We received several industry awards in 2Q07 and expanded our ability to serve certain geographic and product markets:
– Credit Suisse was ranked number one for the second consecutive year as the broker of choice for direct market access and algorithmic trading tools in the European buyside trading poll conducted by Financial News, the United Kingdom (UK) trade publication.

– Credit Suisse was recognized as M&A advisor on four landmark transactions by Acquisitions Monthly magazine, a leading trade publication owned by Thomson Financial, in its annual awards edition. Recognizing our advisory expertise across a range of sectors and countries, the magazine cited Credit Suisse in more categories than any other investment bank.

– We commenced our stock-broking operation in India as of the end of March 2007. Credit Suisse Securities (India) Private Ltd. holds a stock-broker license on the Bombay Stock Exchange and the National Stock Exchange. This is a significant step in our efforts to establish Credit Suisse as a premier financial services franchise in one of the fastest-growing markets in the world.

– We acquired Baran Securities, a Turkish broker-dealer, in May 2007. As a result, we now hold a full broker-dealer license on the Istanbul Stock Exchange and can offer clients expanded equity sales, trading and research in Turkey. This acquisition extends our global emerging markets franchise to an important and growing market.

– We announced a 9.9% investment in EcoSecurities Group PLC in June 2007. EcoSecurities is one of the world’s leading companies in the business of originating, implementing and commercializing carbon credits from greenhouse gas emission reduction projects. This transaction expands our leadership in the high-growth carbon markets and underscores our commitment to the continued build-out of our commodities platform.

League table positions

in / end of

	2Q07	6M07	2006	2005

League table rank / market share (%) [1]

Global fee pool[2]	6 / 6%	5 / 6%	4 / 6%	7 / 5%

High-yield[3]	3 / 11%	2 / 11%	3 / 12%	3 / 11%

Investment grade[3]	16 / 3%	13 / 3%	13 / 3%	10 / 4%

Asset-backed[3]	11 / 5%	11 / 4%	8 / 5%	– / –%

Mortgage-backed[3]	4 / 7%	4 / 6%	5 / 7%	– / –%

Total debt underwriting[3]	10 / 4%	8 / 4%	8 / 5%	6 / 5%

IPO[2]	6 / 6%	8 / 6%	4 / 7%	1 / 10%

Follow-on2	5 / 7%	4 / 7%	7 / 6%	10 / 3%

Convertible[2]	8 / 6%	6 / 7%	11 / 4%	10 / 4%

Total equity underwriting[2]	7 / 7%	8 / 7%	7 / 6%	8 / 5%

Announced mergers and acquisitions[3]	8 / 21%	8 / 22%	6 / 19%	10 / 11%

Completed mergers and acquisitions[3]	7 / 14%	6 / 20%	8 / 15%	8 / 14%

1 Volume-based, except Global fee pool 2 Dealogic 3 Thomson Financial

Results detail
The following provides a comparison of our 2Q07 results versus 2Q06 (YoY) and versus 1Q07 (QoQ).
Net revenues
Debt underwriting
YoY: Up 16% from CHF 613 million to CHF 713 million
The results primarily reflected a strong performance in leveraged finance, which benefited from active markets, the strength of our syndicated lending business, higher levels of high-yield debt issuance and improved high-yield market share. The increase in revenues was driven by higher leveraged finance revenues, partly offset by lower revenues in the structured products businesses due to the impact of the dislocation in the US subprime mortgage market that began in late 1Q07.

QoQ: Down 2% from CHF 725 million to CHF 713 million
The decrease primarily reflected lower underwriting revenues in the leveraged finance and emerging markets businesses, offset in part by higher revenues from the structured products businesses.
Equity underwriting
YoY: Up 32% from CHF 313 million to CHF 413 million
The increase was due primarily to higher levels of industry-wide equity issuance, including increases in initial public offerings, follow-ons and convertible issuances, as well as improved market share.

QoQ: Up 33% from CHF 311 million to CHF 413 million
The increase was due primarily to a higher level of industry-wide equity issuance.
Advisory and other fees
YoY: Up 56% from CHF 405 million to CHF 632 million
The results were due to significantly higher mergers and acquisitions activity and higher market share in announced and completed transactions over the past several quarters.
QoQ: Up 24% from CHF 511 million to CHF 632 million
The increase was driven primarily by higher mergers and acquisitions activity and higher revenues from the private fund group, which had seasonally lower revenues in 1Q07. The private fund group raises capital for hedge funds, private equity and real estate funds.

Fixed income trading
YoY: Up 69% from CHF 1,939 million to CHF 3,282 million
Record revenues primarily reflected good market opportunities across various fixed income businesses. The increase in revenues was driven primarily by higher revenues in the leveraged finance, most structured products, including commercial mortgage-backed securities, emerging markets trading and currency trading businesses. The fixed income proprietary trading business improved from a weak 2Q06. The leveraged finance business benefited from our strength in the syndicated lending market and increased supply in the high-yield new issue market. These results were partially offset by lower revenues in the residential mortgage-backed securities business as a result of lower origination volumes and lower valuations following the dislocation in the US subprime mortgage market that started in late 1Q07.

QoQ: Up 18% from CHF 2,772 million to CHF 3,282 million
The increase in revenues was driven primarily by higher revenues in the structured products, including commercial and residential mortgage-backed securities, currency trading, leveraged finance and proprietary trading businesses. These results were partly offset by lower revenues in the high-grade, commodities and interest rate products businesses.

Equity trading
YoY: Up 116% from CHF 1,146 million to CHF 2,475 million
Record revenues reflected strong results amid favorable equity markets across our cash, proprietary trading, derivatives and prime services businesses. The increase primarily included higher revenues in equity proprietary trading, which generated strong results across most strategies and regions. The cash business also recorded higher revenues, due to increased deal activity and client flows, as well as the continued strong performance of Advanced Execution Services, our algorithmic trading service, which is part of our electronic trading platform. Equity derivatives performed well and had higher revenues compared to 2Q06. Prime services revenues increased as its global platform benefited from growth in client balances and new client mandates. The convertibles business recorded a good performance as the markets improved compared to 2Q06.

QoQ: Up 14% from CHF 2,171 million to CHF 2,475 million
The increase was driven primarily by higher revenues from the equity derivatives and prime services businesses.
Other
YoY: Up 15% from CHF 20 million to CHF 23 million
The increase was due primarily to higher gains from private-equity related investments not managed as part of Asset Management.
QoQ: Down 75% from CHF 92 million to CHF 23 million
The decrease was due primarily to lower gains from private-equity related investments not managed as part of Asset Management.
Provision for credit losses
YoY: Down 44% from CHF 16 million to CHF 9 million
The decrease reflected the continued stable credit environment in 2Q07. The benign credit environment is not expected to continue, which may result in a modest increase in new provision levels toward the end of 2007.

QoQ: Down 85% from CHF 61 million to CHF 9 million
The decrease was due primarily to increased reserves in 1Q07 related to the emerging markets loan portfolio.
Operating expenses
Compensation and benefits
YoY: Up 64% from CHF 2,374 million to CHF 3,882 million
The increase was due primarily to higher performance-related compensation reflecting higher revenues. The compensation/ revenue ratio of 51.5% in 2Q07 was the same as 1Q07 and lower than 53.5% in 2Q06. For 2007, compensation and benefits expense is targeted at 51.5% of net revenues, with discretionary bonus representing a significant portion of the total amount. Compensation and benefits for a given year are determined by the strength and breadth of business results, staffing levels and the impact of share-based compensation programs.

QoQ: Up 15% from CHF 3,390 million to CHF 3,882 million
The increase was due primarily to higher performance-related compensation reflecting higher revenues.
General and administrative expenses
YoY: Up 75% from CHF 460 million to CHF 803 million
The increase reflected the 2Q06 credits from insurance settlements of CHF 474 million. Excluding these credits, general and administrative expenses declined CHF 131 million, or 14%, reflecting our continued focus on cost management.

QoQ: Down 3% from CHF 827 million to CHF 803 million
The decrease reflected a decline in most general and administrative expenses as a result of our continued focus on cost management, particularly professional fees and travel and entertainment expenses, offset in part by higher provisions, as 1Q07 included releases for legal fees. We continued to manage our expenses downward in an environment in which we actively grew our business.

Commission expenses
YoY: Up 14% from CHF 299 million to CHF 342 million
The increase was driven by higher business volumes.
QoQ: Up 9% from CHF 314 million to CHF 342 million
The increase was driven by higher business volumes.
Personnel
The increase was driven primarily by broad-based front office recruitment in fixed income, equity and investment banking.

Leading position in algorithmic trading

During 2Q07, Credit Suisse ranked first for the second consecutive year as the broker of choice for direct market access and algorithmic trading tools in a poll conducted by the UK trade publication Financial News. This reflects the superior value proposition of Advanced Execution Services (AES), our algorithmic trading platform, which has posted double or triple digit growth rates every year since its launch in 2001. Algorithmic trading made up nearly a third of US equity trading volume in 2006 and could reach more than half of all US equity trading by 2010, according to Aite Group.

AES meets the growing need among money managers to trade more efficiently at lower costs, while achieving better execution performance. The increased appetite among our clients to adopt new and innovative trading solutions reflects the increasingly widespread recognition that trading style can be a major contributor to fund performance. The sustained regulatory focus on issues such as best execution and unbundling, the resulting changes in market structure and the emergence of new liquidity pools are also driving the use of algorithmic trading.

AES is a collection of algorithmic trading strategies used by clients of Credit Suisse to facilitate global securities trading. The tool is based on the concept of “black box” trading, which means the system is programmed to “think” and “behave” like a trader. The quantitative algorithms used by AES across the various asset classes and countries are all customized for the nuances of the respective individual market, but they make use of the same core concepts. The algorithms process real-time stock, option and foreign exchange prices and compute the optimal trade in the security with subsecond iterations. Consequently, AES helps clients reduce market impact, improve execution performance versus a range of trading benchmarks and add consistency to their trading. Since the system is fully automated, AES also accelerates business transactions and minimizes costs.

AES executes trades in multiple asset classes, such as equities, futures, foreign exchange and listed options, on a confidential and automated basis. The key difference between an AES trade and a traditional trade is that there is no information leakage. The service is therefore ideal for trading positions when our clients want to remove the risk that others in the market place could learn about the positions they are buying or selling. About 1,400 clients, mostly large institutions and hedge funds, currently use our AES platform. But AES also serves a growing number of broker-dealers, pension funds, endowment funds, private banks and private clients. AES is available in 32 countries on more than 40 stock exchanges.

Innovation remains one of the greatest strengths of AES. The algorithms used are constantly refined by our quantitative researchers, who have backgrounds in physics, econometrics, mathematics and computer science. The team is continuously improving the algorithms and searching for ways to make trade execution smarter, faster and cheaper. The industry continues to acknowledge Credit Suisse’s leadership in algorithmic trading. In a Financial News poll of 100 European investing institutions with a combined 3.4 trillion Euros of assets under management, AES ranked first for both algorithmic trading and direct market access services. The Extel Thomson European 2007 equity survey also ranked AES first in all three electronic trading categories. This follows on from 2006 when AES ranked first in a variety of independent surveys conducted.

Private Banking
2Q07 was marked by an overall favorable economic environment. For the first time, assets under management exceeded CHF 1.0 trillion. Income from continuing operations before taxes was CHF 1,381 million, up CHF 258 million, or 23%, from 2Q06.

During 2Q07, we continued our geographic expansion, enhanced our talent pool and continued to drive product innovation. Income from continuing operations before taxes was CHF 1,381 million, up CHF 258 million, or 23%, compared to 2Q06. Net revenues were CHF 3,353 million, up CHF 440 million, or 15%, reflecting the positive market conditions. Asset-based commissions and fees grew as a result of the strong increase in our assets under management, particularly in managed assets. Transaction-based revenues were also higher, most notably in brokerage fees and product issuing fees. Net interest income benefited mainly from lower funding costs as well as higher liability volumes and margins, while asset margins still faced ongoing market pressure. Provision for credit losses resulted in net releases of CHF 29 million, mainly in relation to the resolution of a single exposure in our Corporate & Retail Banking business, compared to net releases of CHF 5 million in 2Q06. Total operating expenses were CHF 2,001 million, up CHF 206 million, or 11%, compared to 2Q06. This increase was mainly driven by increased personnel and business expenses related to the international expansion in our Wealth Management business, higher performance-related compensation in line with the improved results, higher commission expenses and expenses related to minority interests of a consolidated joint venture in our Corporate & Retail Banking business.

Assets under management of CHF 1.0 trillion grew CHF 157.1 billion, or 18%, from 2Q06, reflecting positive market and foreign-exchange related movements and net new asset inflows. Net new assets were CHF 8.9 billion in 2Q07, down from CHF 16.6 billion in 2Q06. Our Wealth Management business reported CHF 13.3 billion of net new assets, but our Corporate & Retail Banking business reported an outflow of CHF 4.4 billion, mainly due to a single client in its institutional pension fund business.

Compared to the strong 1Q07, income from continuing operations before taxes was down CHF 58 million, or 4%. Net revenues were flat, as higher asset-based commissions and fees and the impact of higher liability margins were offset by lower transaction-based revenues, reflecting more cautious client behavior. Total operating expenses were up CHF 67 million, or 3%. Compensation and benefits were down slightly due to lower performance-related compensation, but total other operating expenses increased, mainly due to releases of non-credit related provisions in 1Q07 in our Corporate & Retail Banking business and higher marketing and sales expenses.

Results

			in / end of		% change		in / end of	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

Statements of income (CHF million)

Net revenues	3,353	3,366	2,913	0	15	6,719	6,023	12

Provision for credit losses	(29)	(7)	(5)	314	480	(36)	(13)	177

Compensation and benefits	1,127	1,152	1,020	(2)	10	2,279	2,091	9

General and administrative expenses	660	569	594	16	11	1,229	1,145	7

Commission expenses	214	213	181	0	18	427	369	16

Total other operating expenses	874	782	775	12	13	1,656	1,514	9

Total operating expenses	2,001	1,934	1,795	3	11	3,935	3,605	9

Income from continuing operations before taxes	1,381	1,439	1,123	(4)	23	2,820	2,431	16

Statement of income metrics (%)

Compensation/revenue ratio	33.6	34.2	35.0	–	–	33.9	34.7	–

Non-compensation/revenue ratio	26.1	23.2	26.6	–	–	24.6	25.1	–

Cost/income ratio	59.7	57.5	61.6	–	–	58.6	59.9	–

Pre-tax income margin	41.2	42.8	38.6	–	–	42.0	40.4	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	4,402	4,414	5,069	0	(13)	4,444	5,237	(15)

Pre-tax return on average utilized economic capital (%)[1]	126.5	131.3	90.2	–	–	127.8	94.3	–

Net revenue detail (CHF million)

Net interest income	1,160	1,174	1,050	(1)	10	2,334	2,016	16

Total non-interest income	2,193	2,192	1,863	0	18	4,385	4,007	9

Net revenues	3,353	3,366	2,913	0	15	6,719	6,023	12

Balance sheet statistics (CHF million)

Total assets	359,903	342,254	316,391	5	14	359,903	316,391	14

Net loans	173,614	166,273	160,013	4	8	173,614	160,013	8

Goodwill	797	791	781	1	2	797	781	2

Number of employees (full-time equivalents)

Number of employees	22,400	22,400	21,900	0	2	22,400	21,900	2

1 Calculated using a return excluding interest costs for allocated goodwill.

Wealth Management
During 2Q07, we continued to expand our global franchise. We made significant progress, opening offices and enhancing our teams in key markets, while driving profitable growth. We had a healthy level of net new assets with an annualized growth rate of 6.5%. Income from continuing operations before taxes was a record CHF 1.0 billion.

Results

			in / end of		% change		in / end of	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

Statements of income (CHF million)

Net revenues	2,384	2,379	2,034	0	17	4,763	4,261	12

Provision for credit losses	(1)	3	0	–	–	2	0	–

Compensation and benefits	788	799	702	(1)	12	1,587	1,437	10

General and administrative expenses	415	405	403	2	3	820	773	6

Commission expenses	181	184	150	(2)	21	365	309	18

Total other operating expenses	596	589	553	1	8	1,185	1,082	10

Total operating expenses	1,384	1,388	1,255	0	10	2,772	2,519	10

Income from continuing operations before taxes	1,001	988	779	1	28	1,989	1,742	14

Statement of income metrics (%)

Compensation/revenue ratio	33.1	33.6	34.5	–	–	33.3	33.7	–

Non-compensation/revenue ratio	25.0	24.8	27.2	–	–	24.9	25.4	–

Cost/income ratio	58.1	58.3	61.7	–	–	58.2	59.1	–

Pre-tax income margin	42.0	41.5	38.3	–	–	41.8	40.9	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	1,545	1,445	1,741	7	(11)	1,510	1,865	(19)

Pre-tax return on average utilized economic capital (%)[1]	261.8	276.0	183.4	–	–	266.0	190.8	–

Balance sheet statistics (CHF million)

Total assets	251,666	235,972	206,555	7	22	251,666	206,555	22

Net loans	76,844	71,651	67,654	7	14	76,844	67,654	14

Goodwill	616	610	600	1	3	616	600	3

Number of employees (full-time equivalents)

Number of employees	13,600	13,600	13,200	0	3	13,600	13,200	3

Number of relationship managers

Number of relationship managers	2,920	2,880	2,780	1	5	2,920	2,780	5

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

Net revenue detail (CHF million)

Net interest income[1]	582	584	517	0	13	1,166	975	20

Total non-interest income	1,802	1,795	1,517	0	19	3,597	3,286	9

Net revenues	2,384	2,379	2,034	0	17	4,763	4,261	12

Net revenue detail (CHF million)

Recurring	1,517	1,517	1,280	0	19	3,034	2,586	17

Transaction-based	867	862	754	1	15	1,729	1,675	3

Net revenues	2,384	2,379	2,034	0	17	4,763	4,261	12

Gross and net margin on assets under management (bp)

Recurring	72	75	71	–	–	74	72	–

Transaction-based	41	43	42	–	–	42	47	–

Gross margin	113	118	113	–	–	116	119	–

Net margin (pre-tax)	48	49	43	–	–	48	49	–

1 Substantially all net interest income is included in recurring revenues.

Operating environment
The economic environment remained healthy during 2Q07. Equity markets maintained their upward trend, although with higher volatility towards the end of the quarter. Clients were more cautious compared to 1Q07. Sales volumes of investment products were higher versus 2Q06 and at the same high levels achieved in 1Q07. The positive market development since 2Q06 helped to support the strong growth in assets under management as well as higher asset- and transaction-based commissions and fees income during 2Q07.

Results summary
In 2Q07, income from continuing operations before taxes was CHF 1,001 million, up CHF 222 million, or 28%, compared to 2Q06. Net revenues were CHF 2,384 million, up CHF 350 million, or 17%, driven by strong improvement in both recurring and transaction-based revenues. Recurring revenues, which were 64% of net revenues, increased CHF 237 million, or 19%, reflecting higher asset-based commissions and fees, particularly from managed assets, as well as higher net interest income, mainly from lower funding costs. Transaction-based revenues increased CHF 113 million, or 15%, reflecting higher brokerage and product issuing fees. Total operating expenses were CHF 1,384 million, up CHF 129 million, or 10%. The 12% increase in compensation and benefits reflected the ongoing strategic investment in the global franchise and higher performance-related compensation in line with improved results. Total other operating expenses grew 8%, primarily driven by higher commission expenses and regional front and back office infrastructure costs due to the international expansion in strategic growth markets. Net new assets were CHF 13.3 billion, driven by particularly strong net inflows from Europe and the Americas.

Compared to 1Q07, income from continuing operations before taxes was up CHF 13 million, or 1%. Net revenues were up CHF 5 million, as transaction-based revenues slightly increased while recurring revenues were stable. Compensation and benefits and total other operating expenses were flat.

We have capitalized on the ongoing favorable operating environment and have delivered profitable growth while still making investments to expand and strengthen our global franchise.
Assets under management

			in / end of		% change		in / end of	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

Assets under management (CHF billion)

Assets under management	860.5	814.8	714.1	5.6	20.5	860.5	714.1	20.5

of which discretionary assets	193.9	180.1	165.6	7.7	17.1	193.9	165.6	17.1

of which advisory assets	666.6	634.7	548.5	5.0	21.5	666.6	548.5	21.5

Growth in assets under management (CHF billion)

Net new assets	13.3	15.2	16.5	(12.5)	(19.4)	28.5	31.0	(8.1)

Market movements and investment performance	27.1	13.3	(14.1)	103.8	–	40.4	6.0	–

Currency	6.3	2.2	(22.3)	186.4	–	8.5	(15.3)	–

Other	(1.0)	(0.1)	0.3	–	–	(1.1)	(0.9)	22.2

Total other effects	32.4	15.4	(36.1)	110.4	–	47.8	(10.2)	–

Growth in assets under management	45.7	30.6	(19.6)	49.3	–	76.3	20.8	266.8

Growth in assets under management (%)

Net new assets	6.5	7.8	9.0	–	–	7.3	8.9	–

Total other effects	15.9	7.8	(19.7)	–	–	12.2	(2.9)	–

Growth in assets under management	22.4	15.6	(10.7)	–	–	19.5	6.0	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	6.7	7.0	8.6	–	–	–	–	–

Total other effects	13.8	4.1	4.4	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	20.5	11.1	13.0	–	–	–	–	–

Performance indicators
Pre-tax income margin (KPI)
Our mid-term target is a pre-tax income margin above 40.0%. In 2Q07, we reached 42.0%, up 3.7 percentage points from 2Q06. The pre-tax income margin was 41.5% in 1Q07.

Net new asset growth rate (KPI)
Our mid-term target is a growth rate over 6.0%. We achieved an annualized growth rate of 6.5% in 2Q07. The rolling four-quarter average growth rate was 6.7%.

Gross margin
Our gross margin remained flat at 113 basis points compared to 2Q06. The slightly higher recurring margin, which benefited from higher asset-based commissions and fees and lower funding costs, was offset by a slightly lower transaction-based margin, where revenues grew at a slower rate than the average assets under management. Compared to 1Q07, the gross margin decreased five basis points, due to the increase in average assets under management and flat net revenues.

Initiatives and achievements
We opened offices in Kiev (Ukraine) and Almaty (Kazakhstan) and announced the opening of an office in Connecticut (US). All of these markets represent important wealth centers with good growth prospects. We made several key appointments in Latin America, Asia Pacific and the US to enhance client relations and strengthen our investment and product expertise.

In 2Q07, we continued the launch of innovative products and achieved strong gross issuing volumes, particularly in structured derivatives. We plan, for instance, to further develop our total return products aiming to achieve stable returns over a specified investment period. The total return product family currently includes public funds (Total Return Defender, Total Return Challenger and Global BRIC) and total return mandates (Future Generation and Total Return Strategy).

Results detail
The following provides a comparison of our 2Q07 results versus 2Q06 (YoY) and versus 1Q07 (QoQ).
Net revenues
Recurring
Recurring revenues arise from recurring net interest income, commissions and fees related to assets under management and assets under custody and fees for general banking products and services.
YoY: Up 19% from CHF 1,280 million to CHF 1,517 million
The increase was driven by higher commissions and fees from the strong growth in assets under management, particularly in managed assets, and higher net interest income, mainly from lower funding costs.

QoQ: Flat at CHF 1,517 million
Higher commissions and fees related to the growth in assets under management were offset by lower recurring net interest income.
Transaction-based
Transaction-based revenues arise primarily from brokerage fees, product issuing fees, client foreign exchange income and other transaction-based income.
YoY: Up 15% from CHF 754 million to CHF 867 million
The increase was mainly driven by higher brokerage and product issuing fees from the higher level of assets under management.
QoQ: Up 1% from CHF 862 million to CHF 867 million
The increase was due to slightly higher trading revenues, which were partly offset by slightly lower brokerage and product issuing fees.
Provision for credit losses
YoY: From CHF nil to CHF (1) million
Provision for credit losses was stable.
QoQ: From CHF 3 million to CHF (1) million
Provision for credit losses was stable.
Operating expenses
Compensation and benefits
YoY: Up 12% from CHF 702 million to CHF 788 million
The higher costs reflected the growth in headcount, particularly investments made in front office recruitment and key appointments due to international expansion in strategic growth markets, and higher performance-related compensation in line with the improved results.

QoQ: Down 1% from CHF 799 million to CHF 788 million
Costs were slightly down, mainly reflecting lower performance-related compensation.
General and administrative expenses
YoY: Up 3% from CHF 403 million to CHF 415 million
The increase reflected higher costs from the regional front and back office infrastructure expansion and higher marketing and sales costs, partially offset by lower non-credit related provisions.
QoQ: Up 2% from CHF 405 million to CHF 415 million
The increase reflected higher marketing and sales costs and professional fees.
Commission expenses
YoY: Up 21% from CHF 150 million to CHF 181 million
The increase was related to higher commissions and fees, mainly from higher brokerage and product issuances and higher asset-based commissions and fees.
QoQ: Down 2% from CHF 184 million to CHF 181 million
The decrease reflected lower transaction-based commissions and fees.
Personnel
We continued to attract top talent, particularly additional relationship managers for our onshore operations. The number of relationship managers increased by approximately 140 since the end of 2Q06 and 40 since the end of 1Q07. The largest growth was in key markets in Asia, Eastern Europe and the Middle East, where we built up teams in response to market demand and growth prospects.

Key clients linked with leading specialists

As part of building a superior and truly integrated client offering, we completed the roll-out of our new client coverage model for our top clients in Switzerland in 2Q07. A project team started a year ago to redefine our top client approach, and now more than 1,500 Credit Suisse employees are part of the newly established delivery teams. They ensure that our most important private and corporate clients are served with need-based solutions matching their expectations. This project complements a similar initiative already implemented for our global top clients, and the new client coverage model will be rolled out in other markets in the months to come.

Each key client has been assigned to a cross-divisional Client Coverage Team made up of five roles: the Senior Management Client Sponsor, a Key Account Manager, Relationship Manager, Product & Solution Specialists and a Credit Risk Representative. The clients are consequently offered one-stop access to our investment banking, private banking and asset management expertise through their Client Coverage Team. One of the Client Coverage Team’s main tasks was to set up cross-divisional business plans for every top client. These plans include a holistic analysis of the client’s current and future needs and concrete actions to ensure that we serve the client by providing our integrated services. This structured approach also prevents double-tracking and uncoordinated client advisory activities while creating synergies among investment banking, private banking and asset management.

This new approach requires our employees and teams to use “client-centric thinking.” We continue to build a culture of cross-divisional collaboration to better serve our clients and to reach our goal of becoming the world’s premier bank. The market-leading knowledge and the resources of our global organization are made available to our clients and create untapped business potential for Credit Suisse. Good examples of cross-selling opportunities include hedging solutions of institutional equity exposures, investment swap proposals for corporate clients or private investment solutions offered to entrepreneurs for the proceeds from the sale of their businesses.

One year after setting up the first Client Coverage Teams, we have made significant and measurable progress in serving our clients in an even better, easier and faster way, resulting in greater revenue growth for Credit Suisse. With these encouraging results, we are optimistic about capturing the cross-divisional potential within the three other regions of Credit Suisse as we continue to roll out this new client coverage model.

Corporate & Retail Banking
Amid the continued positive operating environment in Switzerland with sound economic fundamentals and robust economic growth, Corporate & Retail Banking reported income from continuing operations before taxes of CHF 380 million, up CHF 36 million, or 10%, compared to 2Q06.

Results

				in / end of		% change			in / end of	% change

	2Q07	1Q07		2Q06	QoQ	YoY	6M07		6M06	YoY

Statements of income (CHF million)

Net revenues	969	987		879	(2)	10	1,956		1,762	11

Provision for credit losses	(28)	(10)		(5)	180	460	(38)		(13)	192

Compensation and benefits	339	353		318	(4)	7	692		654	6

General and administrative expenses	245	164	[1]	191	49	28	409	[1]	372	10

Commission expenses	33	29		31	14	6	62		60	3

Total other operating expenses	278	193		222	44	25	471		432	9

Total operating expenses	617	546		540	13	14	1,163		1,086	7

Income from continuing operations before taxes	380	451		344	(16)	10	831		689	21

Statement of income metrics (%)

Compensation/revenue ratio	35.0	35.8		36.2	–	–	35.4		37.1	–

Non-compensation/revenue ratio	28.7	19.6		25.3	–	–	24.1		24.5	–

Cost/income ratio	63.7	55.3		61.4	–	–	59.5		61.6	–

Pre-tax income margin	39.2	45.7		39.1	–	–	42.5		39.1	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	2,857	2,969		3,328	(4)	(14)	2,934		3,372	(13)

Pre-tax return on average utilized economic capital (%)[2]	53.3	60.9		41.4	–	–	56.8		41.0	–

Balance sheet statistics (CHF million)

Total assets	108,237	106,282		109,836	2	(1)	108,237		109,836	(1)

Net loans	96,770	94,622		92,359	2	5	96,770		92,359	5

Goodwill	181	181		181	0	0	181		181	0

Number of employees (full-time equivalents)

Number of employees	8,800	8,800		8,700	0	1	8,800		8,700	1

1 Includes releases of non-credit related provisions of CHF 37 million. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

Net revenue detail (CHF million)

Net interest income	578	590	533	(2)	8	1,168	1,041	12

Total non-interest income	391	397	346	(2)	13	788	721	9

Net revenues	969	987	879	(2)	10	1,956	1,762	11

Number of branches

Number of branches	216	216	215	0	0	216	215	0

Operating environment
Private consumption was a significant driver of economic activity in Switzerland. Continued growth in employment and positive income prospects resulted in an improvement in consumer sentiment and stimulated consumer activity. Inflationary pressures remained benign, as the Swiss National Bank maintained its vigilance with an increase in key interest rates in 2Q07. We have seen a continued favorable credit environment reflected in the low levels of new provisions and we have maintained our disciplined approach on credit risk taking.

Results summary
In 2Q07, income from continuing operations before taxes was CHF 380 million, up CHF 36 million, or 10%, compared to 2Q06. Net revenues were CHF 969 million, up CHF 90 million, or 10%. Net interest income benefited mainly from higher liability volumes and margins and lower funding costs, partially offset by lower asset margins from continuing market pressure. Commissions and fees were higher mainly due to income related to minority interests of a consolidated joint venture. Provision for credit losses reflected net releases of CHF 28 million, mainly due to the resolution of a single exposure. Total operating expenses were CHF 617 million, up CHF 77 million, or 14%. Compensation and benefits increased CHF 21 million, or 7%, mainly due to increases in salaries and benefits and higher performance-related compensation. Total other operating expenses increased CHF 56 million, or 25%, mainly due to higher expenses related to minority interests of a consolidated joint venture. Net new assets reflected an outflow of CHF 4.4 billion, mainly due to a single client in our institutional pension fund business.

Compared to 1Q07, income from continuing operations before taxes was down CHF 71 million, or 16%. Net revenues were down CHF 18 million, or 2%, as higher liability margins were more than offset by lower asset margins and slightly higher funding costs. Total operating expenses increased CHF 71 million, or 13%, mainly reflecting releases of non-credit related provisions in 1Q07 and higher marketing and sales activities. Compensation and benefits declined mainly due to lower performance-related compensation.

Overall, the underlying business remains healthy, while benefiting from a favorable credit environment as reflected in the low level of provision for credit losses.
Performance indicators
Pre-tax income margin (KPI)
Our mid-term goal is a pre-tax income margin above 40.0%. In 2Q07, our pre-tax income margin was 39.2%, compared to 39.1% in 2Q06 and 45.7% in 1Q07.

Cost/income ratio
In 2Q07, the cost/income ratio was 63.7%, compared to 61.4% in 2Q06 and 55.3% in 1Q07.
Pre-tax return on average utilized economic capital
In 2Q07, the pre-tax return on average utilized economic capital was 53.3%, compared to 41.4% in 2Q06 and 60.9% in 1Q07.
Initiatives and achievements
For its 10th anniversary, Direct Net, our internet banking service, was given a complete makeover – a leaner structure with enhanced services. The new Direct Net was developed according to the international standard for creating a “barrier-free” website, allowing accessibility for users with disabilities such as the visually impaired.

As part of our client centricity initiative, we launched the “stage of life” concept. The new concept will introduce tailor-made advice and solutions to clients at key moments during different stages of their lives. A new marketing campaign has been released to support this launch.

Results detail
The following provides a comparison of our 2Q07 results versus 2Q06 (YoY) and versus 1Q07 (QoQ).
Net revenues
Net interest income
YoY: Up 8% from CHF 533 million to CHF 578 million
The increase was mainly due to higher liability volumes and margins and lower funding costs, partially offset by lower asset margins still undergoing market pressure.
QoQ: Down 2% from CHF 590 million to CHF 578 million
The decrease was mainly due to lower asset margins and slightly higher funding costs, which more than offset higher liability margins.
Total non-interest income
YoY: Up 13% from CHF 346 million to CHF 391 million
The increase was mainly due to higher commissions and fees from income related to minority interests of a consolidated joint venture.
QoQ: Down 2% from CHF 397 million to CHF 391 million
The decrease reflected lower transaction-based revenues mainly from brokerage and product issuing fees.
Provision for credit losses
YoY: From CHF (5) million to CHF (28) million
With the continued favorable credit environment, we benefited from significantly higher net releases in 2Q07, mainly in relation to the resolution of a single exposure, and a continued low level of new provisions.

QoQ: From CHF (10) million to CHF (28) million
We benefited from significantly higher net releases in 2Q07 in relation to the resolution of a single exposure and a continued low level of new provisions.
Operating expenses
Compensation and benefits
YoY: Up 7% from CHF 318 million to CHF 339 million
The increase was related to increased salaries and benefits and higher performance-related compensation.
QoQ: Down 4% from CHF 353 million to CHF 339 million
The decrease was due to lower performance-related compensation, which offset increases in salaries and benefits.
General and administrative expenses
YoY: Up 28% from CHF 191 million to CHF 245 million
Higher costs were mainly due to higher expenses related to minority interests of a consolidated joint venture.
QoQ: Up 49% from CHF 164 million to CHF 245 million
The increase in costs was mainly due to releases of non-credit related provisions in 1Q07 and higher marketing and sales activities and professional fees.
Commission expenses
YoY: Up 6% from CHF 31 million to CHF 33 million
Commission expenses were stable.
QoQ: Up 14% from CHF 29 million to CHF 33 million
Commission expenses increased due to higher commissions and fees.
Asset Management
In 2Q07, favorable market conditions and the impact of our business strategy helped sustain continued strong growth in assets under management and net new assets. Income from continuing operations before taxes increased to CHF 299 million. Assets under management reached CHF 749.6 billion, and net new assets were a strong CHF 20.4 billion.

Results

			in / end of			% change		in / end of		% change

	2Q07	1Q07	2Q06		QoQ	YoY	6M07	6M06		YoY

Statements of income (CHF million)

Net revenues	853	776	675		10	26	1,629	1,431		14

Provision for credit losses	0	0	(1)		–	100	0	1		(100)

Compensation and benefits	314	296	255	[1]	6	23	610	516	[1]	18

General and administrative expenses	135	122	313	[2]	11	(57)	257	488	[2]	(47)

Commission expenses	105	101	81		4	30	206	165		25

Total other operating expenses	240	223	394		8	(39)	463	653		(29)

Total operating expenses	554	519	649		7	(15)	1,073	1,169		(8)

Income from continuing operations before taxes	299	257	27		16	–	556	261		113

Statement of income metrics (%)

Compensation/revenue ratio	36.8	38.1	37.8		–	–	37.4	36.1		–

Non-compensation/revenue ratio	28.1	28.7	58.4		–	–	28.4	45.6		–

Cost/income ratio	64.9	66.9	96.1		–	–	65.9	81.7		–

Pre-tax income margin	35.1	33.1	4.0		–	–	34.1	18.2		–

Utilized economic capital and return

Average utilized economic capital (CHF million)	1,520	1,494	1,478		2	3	1,510	1,439		5

Pre-tax return on average utilized economic capital (%)[3]	82.2	72.5	14.7		–	–	77.2	43.9		–

Balance sheet statistics (CHF million)

Total assets	23,929	23,016	18,767		4	28	23,929	18,767		28

Goodwill	2,439	2,422	2,414		1	1	2,439	2,414		1

Number of employees (full-time equivalents)

Number of employees	3,300	3,300	3,400		0	(3)	3,300	3,400		(3)

1 Includes CHF 11 million of severance costs relating to the realignment. 2 Includes CHF 127 million of intangible asset impairments and CHF 14 million of professional fees relating to the realignment. 3 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

Net revenue detail (CHF million)

Fixed income and money market	98	93	83	5	18	191	163	17

Equity	108	109	108	(1)	0	217	225	(4)

Balanced	189	186	172	2	10	375	323	16

Private equity[1]	70	50	50	40	40	120	98	22

Diversified strategies[2]	95	77	61	23	56	172	117	47

Fund and alternative solutions[3]	82	85	75	(4)	9	167	168	(1)

Alternative investments	247	212	186	17	33	459	383	20

Other	22	48	11	(54)	100	70	16	338

Net revenues before private equity and other investment-related gains	664	648	560	2	19	1,312	1,110	18

Private equity and other investment-related gains	189	128	115	48	64	317	321	(1)

Net revenues	853	776	675	10	26	1,629	1,431	14

Gross and net margin on assets under management (bp)

Gross margin before private equity and other investment-related gains	36	37	37	–	–	37	36	–

Private equity and other investment-related gains	11	8	7	–	–	9	11	–

Gross margin	47	45	44	–	–	46	47	–

Net margin (pre-tax)	16	15	2	–	–	16	9	–

1 Includes private equity fees and commissions and alternative investment joint ventures. 2 Includes real estate, leveraged investments and Volaris. 3 Includes fund of hedge funds and quantitative strategies.

Operating environment
Against the backdrop of solid economic growth, 2Q07 provided a continued favorable environment for our asset management activities. Demand remained high for many of our products, particularly alternative investments. Beyond alternative investments, we saw a healthy demand from our institutional clients for our highly ranked money market products and longer duration fixed income offerings. Additionally, we experienced higher demand for our balanced products, including those sourced from Private Banking clients. Despite the positive trends in equity markets, we experienced outflows in our equity products as we continue to address performance issues in that asset class.

Results summary
In 2Q07, income from continuing operations before taxes was CHF 299 million, up CHF 272 million compared to 2Q06. Excluding realignment costs of CHF 152 million in 2Q06, income from continuing operations before taxes was up CHF 120 million, or 67%, in 2Q07, mainly due to higher asset management and administrative revenues from higher levels of assets under management and increased private equity and other investment-related gains.

Assets under management were CHF 749.6 billion as of the end of 2Q07, up from CHF 708.6 billion as of the end of 1Q07, reflecting good market conditions and our capabilities and efforts at implementing strategies for successful asset gathering and management for new and existing clients. Net new assets were CHF 20.4 billion, and market and foreign exchange-related movements were CHF 20.6 billion. Net new assets included inflows of CHF 8.5 billion in money market assets, CHF 5.7 billion in alternative investments, CHF 4.1 billion in balanced assets and CHF 3.2 billion in fixed income assets. These inflows were partially offset by outflows in equity and other assets of CHF 1.1 billion.

Net revenues were CHF 853 million, up CHF 178 million, or 26%, compared to 2Q06. Net revenues before private equity and other investment-related gains were CHF 664 million, an increase of CHF 104 million, or 19%, mainly reflecting an increase in asset management and administrative revenues due to increased assets under management. Private equity commission income increased, reflecting growth in commitments to, and assets managed in, our private equity funds. Private equity and other investment-related gains were CHF 189 million, up CHF 74 million, or 64%, compared to 2Q06.

Total operating expenses were CHF 554 million in 2Q07, down CHF 95 million, or 15%, from 2Q06, which included realignment costs of CHF 152 million. Excluding these realignment costs, total operating expenses were up CHF 57 million, or 11%, primarily reflecting increased compensation and benefits.

Compared to 1Q07, income from continuing operations before taxes was up CHF 42 million, or 16%, primarily reflecting higher private equity and other investment-related gains and strong growth in alternative investments, offset in part by higher funding costs. Net revenues were up CHF 77 million, or 10%. Total operating expenses were up CHF 35 million, or 7%.

The positive momentum from 1Q07 continued into 2Q07 as reflected by our income from continuing operations before taxes, net new assets and assets under management. We benefited from the 2006 realignment, and volumes and revenues developed favorably, while general and administrative expenses were contained, and compensation and benefits were in line with improved results. We also continued to experience momentum in attracting new talent. Additionally, we saw further benefits from the integrated banking organization, with a high level of referrals from Private Banking and Investment Banking. For example, DLJ Merchant Banking Partners IV Fund’s announced acquisition of RathGibson, Inc., a leading specialty manufacturer of welded tubular products, from Castle Harlan, was referred by Investment Banking.

Performance indicators
Pre-tax income margin (KPI)
Our mid-term goal is a pre-tax income margin of above 35.0%. In 2Q07, the pre-tax income margin was 35.1% compared to 4.0% in 2Q06 and 33.1% in 1Q07.

Net new asset growth rate
In 2Q07, we achieved an annualized growth rate of 11.5% compared to 10.0% in 2Q06 and 17.3% in 1Q07. The rolling four-quarter average growth rate increased to 11.0% in 2Q07 compared to 7.1% in 2Q06 and 10.1% in 1Q07.

Gross margin
The gross margin on assets under management was 47 basis points in 2Q07 compared to 44 basis points in 2Q06. The gross margin on assets under management before private equity and other investment-related gains was 36 basis points in 2Q07 compared to 37 basis points in 2Q06.

Initiatives and achievements
In 2Q07, we achieved numerous successes in a number of businesses across several regions, all of which reflected our continued positive momentum. For example, our core real estate business has shown strong performance, with over 90% of our products outperforming benchmarks over the one-year period ended April 30, 2007. We are now the largest real estate asset manager in Switzerland. Alternative investments continued to be a strong contributor to our success and growth. In private equity, we continued to pursue our strategy of focusing primarily on the middle market, and we had a number of successful sales of investments through Merchant Banking Partners, including our remaining holdings in Advanstar Holdings Corp. and sales of Laramie Energy, LLC and CommVault Systems, Inc. The Credit Suisse Tremont Hedge Index Tracker Fund, which was launched in July 2002, has over CHF 1.3 billion in assets under management.

In money markets, we continued to maintain positive growth. The Credit Suisse Institutional Money Market Fund ‘Prime Portfolio Class A’ was ranked number three in the Prime Institutional Funds category of the “Highest-yielding Money Funds” for the months of April, May and June 2007 by iMoneyNet. Additionally, iMoneyNet ranked this fund number one and number two in the Prime Institutional Funds category of the “Money Funds with Highest Returns” based on total returns of 5.40% and 5.42% for the 12-month periods ended May and June 2007, respectively. As of the end of 2Q07, Credit Suisse Money Market Funds were the fastest organically growing US money market funds over the past 52 weeks, according to iMoneyNet. The Credit Suisse Premier Liquidity Fund (USD), an offshore institutional money market fund, now has assets under management of over CHF 1.6 billion.

Our joint venture in Korea, Woori Credit Suisse Asset Management Co., Ltd., raised CHF 1.0 billion in assets under management – a significant accomplishment for this business as we expand our footprint in this important market. The Nikko Credit Suisse Infrastructure Fund, which was launched in Japan on June 22, 2007, reached CHF 1.0 billion in assets under management by July 10, 2007, a remarkable achievement.

All of these demonstrate the diversity of Asset Management and the wide sources of growth.
Assets under management

				in / end of		% change			in / end of	% change

	2Q07	1Q07		2Q06	QoQ	YoY	6M07		6M06	YoY

Assets under management (CHF billion)

Fixed income and money market	241.4	227.9		192.0	5.9	25.7	241.4		192.0	25.7

Equity	46.5	46.4		46.1	0.2	0.9	46.5		46.1	0.9

Balanced	289.5	277.6		245.3	4.3	18.0	289.5		245.3	18.0

Private equity[1]	33.4	30.6		29.2	9.2	14.4	33.4		29.2	14.4

Diversified strategies[2]	64.6	55.7		39.4	16.0	64.0	64.6		39.4	64.0

Fund and alternative solutions[3]	66.2	62.3		57.4	6.3	15.3	66.2		57.4	15.3

Alternative investments	164.2	148.6		126.0	10.5	30.3	164.2		126.0	30.3

Other	8.0	8.1		5.8	(1.2)	37.9	8.0		5.8	37.9

Assets under management	749.6	708.6		615.2	5.8	21.8	749.6		615.2	21.8

of which discretionary assets	646.2	606.9		526.1	6.5	22.8	646.2		526.1	22.8

of which advisory assets	103.4	101.7		89.1	1.7	16.0	103.4		89.1	16.0

Growth in assets under management (CHF billion)

Net new assets	20.4	29.0		15.5	(29.7)	31.6	49.4		32.5	52.0

Acquisitions and divestitures	0.0	0.0		5.8	–	(100.0)	0.0		5.8	(100.0)

Market movements and investment performance	15.4	8.8		(12.9)	75.0	–	24.2		0.2	–

Currency	5.2	1.8		(12.8)	188.9	–	7.0		(12.7)	–

Other	0.0	(0.9)	[4]	0.0	100.0	–	(0.9)	[4]	0.0	–

Total other effects	20.6	9.7		(19.9)	112.4	–	30.3		(6.7)	–

Growth in assets under management	41.0	38.7		(4.4)	5.9	–	79.7		25.8	208.9

Growth in assets under management (%)

Net new assets	11.5	17.3		10.0	–	–	14.8		11.0	–

Total other effects	11.6	5.8	[4]	(12.8)	–	–	9.0	[4]	(2.3)	–

Growth in assets under management	23.1	23.1		(2.8)	–	–	23.8		8.7	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	11.0	10.1		7.1	–	–	–		–	–

Total other effects	10.8	4.3	[4]	12.3	–	–	–		–	–

Growth in assets under management (rolling four-quarter average)	21.8	14.4		19.4	–	–	–		–	–

Private equity investments (CHF billion)

Private equity investments	3.0	2.9		1.9	3.4	57.9	3.0		1.9	57.9

1 Includes alternative investment joint ventures. 2 Includes real estate, leveraged investments and Volaris. 3 Includes fund of hedge funds and quantitative strategies. 4 Includes outflows as a result of the sale of the insurance business.

Results detail
The following provides a comparison of our 2Q07 results versus 2Q06 (YoY) and versus 1Q07 (QoQ).
Net revenues
Net revenues before private equity and other investment-related gains include asset management fees, performance fees and fees from fund administration services provided to clients. Private equity and other investment-related gains include realized and unrealized gains and losses on investments and performance-related carried interest.

Fixed income and money market, equity, balanced and other
YoY: Up 11% from CHF 374 million to CHF 417 million
The increase was mainly due to higher asset management and administrative fees, reflecting growth in balanced assets, particularly premium and international multi-asset class solutions. Revenues from fixed income and money market assets also increased, primarily related to fixed income asset growth in Europe and Asia Pacific and higher money market assets mainly in the US, reflecting the strong performance of our money market funds.

QoQ: Down 4% from CHF 436 million to CHF 417 million
The decrease reflected increased asset management and administrative fees, more than offset by higher funding costs. The increase in asset management and administrative fees reflected growth in fixed income and money market assets and balanced assets. In particular, there were increases in international multi-asset class solutions, balanced total return funds, Asia Pacific and European fixed income funds and US money market funds, partially offset by a decline in Swiss fixed income/total return funds.

Alternative investments
YoY: Up 33% from CHF 186 million to CHF 247 million
The increase primarily reflected increased revenues from diversified strategies, mainly as a result of higher revenues in the Leveraged Investment Group (LIG), which specializes in the management of leveraged loans and other leveraged assets, across most regions and our real estate activities in Switzerland. The increase also reflected private equity commissions and fees from leveraged corporate funds, customized fund of hedge funds and mezzanine funds. Fund and alternative solutions revenues increased, primarily reflecting higher fees from quantitative strategies.

QoQ: Up 17% from CHF 212 million to CHF 247 million
The increase was the result of increased revenues in our private equity leveraged corporate funds and mezzanine funds. Diversified strategies revenues also increased from higher revenues in LIG across most regions and real estate activities in Europe and Switzerland.

Private equity and other investment-related gains
YoY: Up 64% from CHF 115 million to CHF 189 million
The increase was primarily the result of gains from successful sales and unrealized gains on investments, including Advanstar Holdings Corp., Laramie Energy, LLC, CommVault Systems, Inc. and Merrill Corporation.

QoQ: Up 48% from CHF 128 million to CHF 189 million
The increase was primarily the result of gains from these successful sales and unrealized gains on investments.
Operating expenses
Compensation and benefits
YoY: Up 23% from CHF 255 million to CHF 314 million
The increase was primarily due to increased performance-related compensation in line with higher net revenues and the introduction of the Group-wide share-based compensation plan. The increase also reflected our ongoing efforts to hire new investment talent and build product development and distribution capabilities.

QoQ: Up 6% from CHF 296 million to CHF 314 million
The increase was primarily due to increased performance-related compensation in line with higher net revenues. The increase also reflected our ongoing efforts to hire new investment talent and build product development and distribution capabilities.

General and administrative expenses
YoY: Down 57% from CHF 313 million to CHF 135 million
The decrease is due to realignment costs of CHF 141 million in 2Q06. Excluding these realignment costs, general and administrative expenses decreased CHF 37 million, or 22%. This reflected a decline in most expense categories as a result of disciplined expense management.

QoQ: Up 11% from CHF 122 million to CHF 135 million
The increase reflected higher professional fees and information technology expense, partially offset by decreased occupancy costs.
Commission expenses
YoY: Up 30% from CHF 81 million to CHF 105 million
The increase was primarily associated with increased transactions related to higher assets under management.
QoQ: Up 4% from CHF 101 million to CHF 105 million
The increase was primarily associated with increased transactions related to higher assets under management.
Personnel
Headcount remained flat from 1Q07 and was down 100 from 2Q06. In 2Q07, we continued to hire investment talent and build product development and distribution capabilities.
Overview of Results and Assets under Management
Results
The Results section shows the performance of our integrated banking organization at a glance.
Assets under Management
The Assets under Management section describes developments in net new assets, assets under management and client assets for our asset-gathering franchises.
Results

			Investment Banking											Private Banking			Asset Management						Corporate Center				Core Results	[1]			Credit Suisse

							Wealth Management				Corporate & Retail Banking

in / end of period	2Q07	1Q07	2Q06		2Q07	1Q07	2Q06	2Q07	1Q07		2Q06	2Q07	1Q07	2Q06	2Q07	1Q07	2Q06		2Q07		1Q07		2Q06	[2]	2Q07	1Q07	2Q06		2Q07	1Q07	2Q06

Statements of income (CHF million)

Net revenues	7,538	6,582	4,436		2,384	2,379	2,034	969	987		879	3,353	3,366	2,913	853	776	675		(41)		(55)		23		11,703	10,669	8,047		13,037	11,620	8,788

Provision for credit losses	9	61	16		(1)	3	0	(28)	(10)		(5)	(29)	(7)	(5)	0	0	(1)		0		(1)		0		(20)	53	10		(20)	53	10

Compensation and benefits	3,882	3,390	2,374		788	799	702	339	353		318	1,127	1,152	1,020	314	296	255	[3]	63		68		48		5,386	4,906	3,697		5,409	4,950	3,697

General and administrative expenses	803	827	460	[4]	415	405	403	245	164	[5]	191	660	569	594	135	122	313	[6]	11		7		(28)		1,609	1,525	1,339		1,619	1,532	1,352

Commission expenses	342	314	299		181	184	150	33	29		31	214	213	181	105	101	81		(19)		(19)		(10)		642	609	551		642	609	551

Total other operating expenses	1,145	1,141	759		596	589	553	278	193		222	874	782	775	240	223	394		(8)		(12)		(38)		2,251	2,134	1,890		2,261	2,141	1,903

Total operating expenses	5,027	4,531	3,133		1,384	1,388	1,255	617	546		540	2,001	1,934	1,795	554	519	649		55		56		10		7,637	7,040	5,587		7,670	7,091	5,600

Income from continuing operations before taxes	2,502	1,990	1,287		1,001	988	779	380	451		344	1,381	1,439	1,123	299	257	27		(96)		(110)		13		4,086	3,576	2,450		5,387	4,476	3,178

Income tax expense	–	–	–		–	–	–	–	–		–	–	–	–	–	–	–		–		–		–		863	822	502		863	822	502

Minority interests	–	–	–		–	–	–	–	–		–	–	–	–	–	–	–		–		–		–		34	25	76		1,335	925	804

Income from continuing operations	–	–	–		–	–	–	–	–		–	–	–	–	–	–	–		–		–		–		3,189	2,729	1,872		3,189	2,729	1,872

Income from discontinued operations	–	–	–		–	–	–	–	–		–	–	–	–	–	–	–		–		–		–		0	0	286		0	0	286

Net income	–	–	–		–	–	–	–	–		–	–	–	–	–	–	–		–		–		–		3,189	2,729	2,158		3,189	2,729	2,158

Statement of income metrics (%)

Compensation/revenue ratio	51.5	51.5	53.5		33.1	33.6	34.5	35.0	35.8		36.2	33.6	34.2	35.0	36.8	38.1	37.8		–		–		–		46.0	46.0	45.9		41.5	42.6	42.1

Non-compensation/revenue ratio	15.2	17.3	17.1		25.0	24.8	27.2	28.7	19.6		25.3	26.1	23.2	26.6	28.1	28.7	58.4		–		–		–		19.2	20.0	23.5		17.3	18.4	21.7

Cost/income ratio	66.7	68.8	70.6		58.1	58.3	61.7	63.7	55.3		61.4	59.7	57.5	61.6	64.9	66.9	96.1		–		–		–		65.3	66.0	69.4		58.8	61.0	63.7

Pre-tax income margin	33.2	30.2	29.0		42.0	41.5	38.3	39.2	45.7		39.1	41.2	42.8	38.6	35.1	33.1	4.0		–		–		–		34.9	33.5	30.4		41.3	38.5	36.2

Tax rate	–	–	–		–	–	–	–	–		–	–	–	–	–	–	–		–		–		–		21.1	23.0	20.5		16.0	18.4	15.8

Net income margin from continuing operations	–	–	–		–	–	–	–	–		–	–	–	–	–	–	–		–		–		–		27.2	25.6	23.3		24.5	23.5	21.3

Net income margin	–	–	–		–	–	–	–	–		–	–	–	–	–	–	–		–		–		–		27.2	25.6	26.8		24.5	23.5	24.6

Utilized economic capital and return

Average utilized economic capital (CHF million)	17,491	17,881	16,396		1,545	1,445	1,741	2,857	2,969		3,328	4,402	4,414	5,069	1,520	1,494	1,478		1,238	[7]	1,280	[7]	1,526	[7]	24,623	25,028	24,255		24,623	25,028	24,255

Pre-tax return on average utilized economic capital (%)[8]	58.5	45.8	34.1		261.8	276.0	183.4	53.3	60.9		41.4	126.5	131.3	90.2	82.2	72.5	14.7		–		–		–		67.7	58.4	43.0		67.7	58.4	43.0

Post-tax return on average utilized economic capital from continuing operations (%)[8]	–	–	–		–	–	–	–	–		–	–	–	–	–	–	–		–		–		–		52.8	44.6	32.9		52.8	44.6	32.9

Post-tax return on average utilized economic capital (%)[8]	–	–	–		–	–	–	–	–		–	–	–	–	–	–	–		–		–		–		52.8	44.6	37.6		52.8	44.6	37.6

Balance sheet statistics (CHF million)

Total assets	1,204,397	1,146,956	1,017,006		251,666	235,972	206,555	108,237	106,282		109,836	359,903	342,254	316,391	23,929	23,016	18,767		(190,124)		(168,857)		37,268		1,398,105	1,343,369	1,389,432		1,415,174	1,359,687	1,404,562

Net loans	50,104	46,405	38,190		76,844	71,651	67,654	96,770	94,622		92,359	173,614	166,273	160,013	–	–	–		504		153		91		224,222	212,831	198,294		224,222	212,831	198,294

Goodwill	7,858	7,830	7,782		616	610	600	181	181		181	797	791	781	2,439	2,422	2,414		–		–		–		11,094	11,043	10,977		11,094	11,043	10,977

Number of employees (full-time equivalents)

Number of employees	19,300	19,000	18,200		13,600	13,600	13,200	8,800	8,800		8,700	22,400	22,400	21,900	3,300	3,300	3,400		600		600		600		45,600	45,300	44,100		45,600	45,300	44,100

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of minority interests without significant economic interest. 2 Balance sheet statistics include assets related to discontinued operations. 3 Includes CHF 11 million of severance costs relating to the realignment. 4 Includes CHF 474 million of credits from insurance settlements for litigation and related costs. 5 Includes releases of non-credit related provisions of CHF 37 million. 6 Includes CHF 127 million of intangible asset impairments and CHF 14 million of professional fees relating to the realignment. 7 Includes diversification benefit. 8 Calculated using a return excluding interest costs for allocated goodwill.

Assets under Management
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Group entity with a management mandate. Discretionary assets are reported in the segment in which the advisory services are provided, as well as in the segment in which distribution takes place. Any duplication of assets managed on behalf of other segments is deducted at the Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
As of the end of 2Q07, the Group’s assets under management amounted to CHF 1,629.0 billion, up CHF 271.3 billion, or 20.0%, compared to the end of 2Q06. Compared to the end of 1Q07, assets under management were up CHF 77.5 billion, or 5.0%, primarily reflecting positive market conditions, net new assets and foreign exchange-related movements.

In Private Banking, assets under management were up CHF 157.1 billion, or 18.3%, compared to the end of 2Q06 and CHF 42.5 billion, or 4.4%, compared to the end of 1Q07. In Asset Management, the increase was CHF 134.4 billion, or 21.8%, compared to the end of 2Q06 and CHF 41.0 billion, or 5.8%, compared to the end of 1Q07.

Net new assets
Net new assets include individual cash and securities transactions and new or repaid loans. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are considered investment performance and not included in net new assets, as they do not reflect success in acquiring assets under management. Furthermore, changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Net new assets were CHF 27.6 billion in 2Q07, down CHF 2.6 billion, or 8.6%, compared to 2Q06 and down CHF 15.4 billion, or 35.8%, compared to a strong 1Q07. Private Banking realized net new asset inflows of CHF 8.9 billion in 2Q07. Inflows in Wealth Management of CHF 13.3 billion were partially offset by outflows of CHF 4.4 billion in Corporate & Retail Banking, mainly due to a single client in its institutional pension fund business. Wealth Management exceeded its mid-term growth target of 6% with an annualized net new asset growth rate of 6.5%. In 2Q07, Asset Management recorded net new assets of CHF 20.4 billion, mainly comprising money market, alternative investment and balanced assets. Asset Management was particularly successful in implementing its strategies for successful asset gathering, resulting in an annualized net new asset growth rate of 11.5% in 2Q07.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Assets under management and client assets

				end of			% change

	2Q07	1Q07	4Q06	2Q06	QoQ	Ytd	YoY

Assets under management (CHF billion)

Wealth Management	860.5	814.8	784.2	714.1	5.6	9.7	20.5

Corporate & Retail Banking	155.7	158.9	156.1	145.0	(2.0)	(0.3)	7.4

Private Banking	1,016.2	973.7	940.3	859.1	4.4	8.1	18.3

Asset Management	749.6	708.6	669.9	615.2	5.8	11.9	21.8

Assets managed on behalf of other segments	(136.8)	(130.8)	(125.1)	(116.6)	4.6	9.4	17.3

Assets under management	1,629.0	1,551.5	1,485.1	1,357.7	5.0	9.7	20.0

of which discretionary assets	737.2	688.9	656.2	602.2	7.0	12.3	22.4

of which advisory assets	891.8	862.6	828.9	755.5	3.4	7.6	18.0

Client assets (CHF billion)

Wealth Management	932.4	882.4	848.0	771.8	5.7	10.0	20.8

Corporate & Retail Banking	229.6	230.8	221.7	203.8	(0.5)	3.6	12.7

Private Banking	1,162.0	1,113.2	1,069.7	975.6	4.4	8.6	19.1

Asset Management	783.4	742.2	676.4	621.2	5.6	15.8	26.1

Assets managed on behalf of other segments	(136.8)	(130.8)	(125.1)	(116.6)	4.6	9.4	17.3

Client assets	1,808.6	1,724.6	1,621.0	1,480.2	4.9	11.6	22.2

Growth in assets under management

				in		% change			in	% change

	2Q07	1Q07		2Q06	QoQ	YoY	6M07		6M06	YoY

Growth in assets under management (CHF billion)

Wealth Management	13.3	15.2		16.5	(12.5)	(19.4)	28.5		31.0	(8.1)

Corporate & Retail Banking	(4.4)	3.2		0.1	–	–	(1.2)		0.4	–

Private Banking	8.9	18.4		16.6	(51.6)	(46.4)	27.3		31.4	(13.1)

Asset Management	20.4	29.0		15.5	(29.7)	31.6	49.4		32.5	52.0

Assets managed on behalf of other segments	(1.7)	(4.4)		(1.9)	(61.4)	(10.5)	(6.1)		(6.5)	(6.2)

Net new assets	27.6	43.0		30.2	(35.8)	(8.6)	70.6		57.4	23.0

Wealth Management	32.4	15.4		(36.1)	110.4	–	47.8		(10.2)	–

Corporate & Retail Banking	1.2	(0.4)		(4.1)	–	–	0.8		0.3	166.7

Private Banking	33.6	15.0		(40.2)	124.0	–	48.6		(9.9)	–

Asset Management	20.6	9.7	[1]	(19.9)	112.4	–	30.3	[1]	(6.7)	–

Assets managed on behalf of other segments	(4.3)	(1.3)		5.3	230.8	–	(5.6)		(2.5)	124.0

Other effects	49.9	23.4		(54.8)	113.2	–	73.3		(19.1)	–

Wealth Management	45.7	30.6		(19.6)	49.3	–	76.3		20.8	266.8

Corporate & Retail Banking	(3.2)	2.8		(4.0)	–	(20.0)	(0.4)		0.7	–

Private Banking	42.5	33.4		(23.6)	27.2	–	75.9		21.5	253.0

Asset Management	41.0	38.7		(4.4)	5.9	–	79.7		25.8	208.9

Assets managed on behalf of other segments	(6.0)	(5.7)		3.4	5.3	–	(11.7)		(9.0)	30.0

Growth in assets under management	77.5	66.4		(24.6)	16.7	–	143.9		38.3	275.7

Growth in assets under management (%)

Wealth Management	6.5	7.8		9.0	–	–	7.3		8.9	–

Corporate & Retail Banking	(11.1)	8.2		0.3	–	–	(1.5)		0.6	–

Private Banking	3.7	7.8		7.5	–	–	5.8		7.5	–

Asset Management	11.5	17.3		10.0	–	–	14.8		11.0	–

Assets managed on behalf of other segments	5.2	14.1		6.3	–	–	9.8		12.1	–

Net new assets	7.1	11.6		8.7	–	–	9.5		8.7	–

Wealth Management	15.9	7.8		(19.7)	–	–	12.2		(2.9)	–

Corporate & Retail Banking	3.0	(1.0)		(11.0)	–	–	1.0		0.4	–

Private Banking	13.8	6.4		(18.2)	–	–	10.3		(2.4)	–

Asset Management	11.6	5.8	[1]	(12.8)	–	–	9.0	[1]	(2.3)	–

Assets managed on behalf of other segments	13.1	4.2		(17.7)	–	–	9.0		4.6	–

Other effects	12.9	6.3		(15.9)	–	–	9.9		(2.9)	–

Wealth Management	22.4	15.6		(10.7)	–	–	19.5		6.0	–

Corporate & Retail Banking	(8.1)	7.2		(10.7)	–	–	(0.5)		1.0	–

Private Banking	17.5	14.2		(10.7)	–	–	16.1		5.1	–

Asset Management	23.1	23.1		(2.8)	–	–	23.8		8.7	–

Assets managed on behalf of other segments	18.3	18.3		(11.4)	–	–	18.8		16.7	–

Growth in assets under management	20.0	17.9		(7.2)	–	–	19.4		5.8	–

1 Includes outflows as a result of the sale of the insurance business.

Growth in assets under management (continued)

			in		% change

	2Q07	1Q07	2Q06	QoQ	YoY

Growth in assets under management (rolling four-quarter average) (%)

Wealth Management	6.7	7.0	8.6	–	–

Corporate & Retail Banking	0.1	3.1	3.4	–	–

Private Banking	5.6	6.3	7.7	–	–

Asset Management	11.0	10.1	7.1	–	–

Assets managed on behalf of other segments	6.2	6.2	11.9	–	–

Net new assets	8.0	8.0	7.1	–	–

Assets under management by currency

end of period	USD	EUR	CHF	Other	Total

2Q07 (CHF billion)

Wealth Management	367.4	237.6	161.4	94.1	860.5

Asset Management	240.7	110.0	312.7	86.2	749.6

2Q07 (% of total)

Wealth Management	42.7	27.6	18.8	10.9	100.0

Asset Management	32.1	14.7	41.7	11.5	100.0

Balance Sheet, Capital and Risk
Balance Sheet
Our balance sheet is managed in line with our capital resources and risk. We describe the main balance sheet trends in this section.
Capital Management
We allocate capital to our businesses based on our internal economic capital measure. Developments in our statutory shareholders’ equity and regulatory BIS capital are also described in this section.
Risk Management

Risk management is a continuous process that extends well beyond formal policies, methodologies and tools. Nonetheless, the position risk, Value-at-Risk and credit risk measures presented in this section provide a good overview of our exposure levels.

Balance Sheet
The growth of our balance sheet reflected the growth of our business. Total assets increased to CHF 1,415.2 billion and total liabilities increased to CHF 1,371.3 billion.
Total assets were CHF 1,415.2 billion as of the end of 2Q07, up from CHF 1,359.7 billion as of the end of 1Q07 driven by increases in Investment Banking. Trading assets increased CHF 37.3 billion reflecting an increase in derivative instruments of CHF 20.0 billion and an increase in equity securities of CHF 13.8 billion. In addition, net loans increased CHF 11.4 billion, reflecting an increase in commercial loans of CHF 6.3 billion. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions increased CHF 12.9 billion, driven mainly by an increase in business activity.

Total liabilities were CHF 1,371.3 billion as of the end of 2Q07, up from CHF 1,315.7 billion as of the end of 1Q07. Trading liabilities increased CHF 26.4 billion, mainly due to an increase in derivative instruments of CHF 17.9 billion. In addition, other liabilities increased CHF 16.7 billion, mainly due to an increase in cash collateral on derivative instruments following the increase in the trading positions and an increase in brokerage payables in the prime brokerage business.

Balance sheet summary

				end of			% change

	2Q07	1Q07	4Q06	2Q06	QoQ	Ytd	YoY

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	339,361	326,473	319,048	328,155	4	6	3

Trading assets	552,321	515,050	450,780	439,119	7	23	26

Net loans	224,222	212,831	208,127	198,294	5	8	13

Assets of discontinued operations held-for-sale	0	0	0	174,991	–	–	(100)

All other assets	299,270	305,333	278,001	264,003	(2)	8	13

Total assets	1,415,174	1,359,687	1,255,956	1,404,562	4	13	1

Liabilities and shareholders' equity (CHF million)

Due to banks	117,020	120,972	97,514	82,908	(3)	20	41

Customer deposits	342,318	328,325	290,864	294,436	4	18	16

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	291,930	284,464	288,444	282,701	3	1	3

Trading liabilities	243,351	216,972	198,422	212,465	12	23	15

Long-term debt	160,876	155,892	147,832	142,737	3	9	13

Liabilities of discontinued operations held-for-sale	0	0	0	168,058	–	–	(100)

All other liabilities	215,830	209,058	189,294	182,375	3	14	18

Total liabilities	1,371,325	1,315,683	1,212,370	1,365,680	4	13	0

Total shareholders' equity	43,849	44,004	43,586	38,882	0	1	13

Total liabilities and shareholders' equity	1,415,174	1,359,687	1,255,956	1,404,562	4	13	1

Capital Management
In 2Q07, Credit Suisse’s consolidated BIS Tier 1 ratio was 13.0% as of the end of 2Q07, a decrease from 13.2% as of the end of 1Q07. The Group’s economic capital coverage ratio moved up nine percentage points from 163% to 172%, due to increased Tier 1 capital and reduced utilized economic capital.

Capital

				end of			% change

	2Q07	1Q07	4Q06	2Q06	QoQ	Ytd	YoY

Shares outstanding (million)

Common shares issued	1,215.9	1,215.5	1,214.9	1,247.9	0	0	(3)

Second trading line treasury shares	(68.5)	(53.8)	(42.4)	(51.4)	27	62	33

Other treasury shares	(100.9)	(113.2)	(110.0)	(108.9)	(11)	(8)	(7)

Treasury shares	(169.4)	(167.0)	(152.4)	(160.3)	1	11	6

Shares outstanding	1,046.5	1,048.5	1,062.5	1,087.6	0	(2)	(4)

Par value (CHF)

Par value	0.50	0.50	0.50	0.50	0	0	0

Shareholders' equity (CHF million)

Common shares	608	607	607	624	0	0	(3)

Additional paid-in capital	24,259	24,780	24,817	24,553	(2)	(2)	(1)

Retained earnings	34,912	34,206	32,306	27,080	2	8	29

Second trading line treasury shares, at cost	(5,384)	(4,059)	(3,077)	(3,146)	33	75	71

Other treasury shares, at cost	(5,805)	(6,443)	(6,034)	(5,872)	(10)	(4)	(1)

Treasury shares, at cost	(11,189)	(10,502)	(9,111)	(9,018)	7	23	24

Accumulated other comprehensive income	(4,741)	(5,087)	(5,033)	(4,357)	(7)	(6)	9

Total shareholders' equity	43,849	44,004	43,586	38,882	0	1	13

Goodwill	(11,094)	(11,043)	(11,023)	(10,977)	0	1	1

Other intangible assets	(506)	(492)	(476)	(521)	3	6	(3)

Tangible shareholders' equity[1]	32,249	32,469	32,087	27,384	(1)	1	18

Book value per share (CHF)

Total book value per share	41.90	41.97	41.02	35.75	0	2	17

Goodwill per share	(10.60)	(10.53)	(10.37)	(10.09)	1	2	5

Other intangible assets per share	(0.48)	(0.47)	(0.45)	(0.48)	3	8	1

Tangible book value per share	30.82	30.97	30.20	25.18	0	2	22

1 Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

BIS statistics
The Group’s consolidated BIS Tier 1 ratio was 13.0% as of the end of 2Q07, a decrease from 13.2% as of the end of 1Q07. Risk weighted assets increased CHF 25.1 billion compared to the end of 1Q07. The increase was related to business growth in Investment Banking and Private Banking. Risk weighted assets in Investment Banking increased primarily in fixed income credit products and equities and also included an increase in market risk equivalents. The market risk increase was related to higher VaR during the quarter (for further information on VaR for Credit Suisse, refer to “Risk Management”). The increase in risk weighted assets in Private Banking was primarily related to growth of commercial and industrial loans as well as loans collateralized with securities.

Tier 1 capital increased CHF 2.8 billion from the end of 1Q07, with the positive contribution of net income, the issuance of USD 2 billion of capital notes, partially offset by dividend accruals and the deduction for shares repurchased through the Group’s CHF 8 billion share buyback program. In 2Q07, we redeemed JPY 17 billion and USD 125 million of non-cumulative perpetual preferred securities. Our shareholders’ equity decreased from CHF 44.0 billion as of the end of 1Q07 to CHF 43.8 billion as of the end of 2Q07, primarily due to the 2Q07 net income offset by dividend payments and the shares bought back through the Group’s share buyback program. During 2Q07, we repurchased 14.7 million common shares in the amount of CHF 1.3 billion under the program. As of the end of July 2007, we repurchased a total of CHF 2.5 billion. We plan to repurchase a further CHF 2.5 billion by the end of 2007 and expect to complete this repurchase program during 2008, ahead of the 2010 target.

In addition, the Group redeemed several Tier 2 capital instruments amounting to CHF 1 billion in 2Q07 and sold several positions in credit enhancements. The Group’s consolidated Total Capital increased from CHF 46.8 billion as of the end of 1Q07 to CHF 48.4 billion as of the end of 2Q07 and the Total Capital ratio was 16.3% as of the end of 2Q07, a decrease from 17.3% as of the end of 1Q07.

BIS statistics

				end of			% change

	2Q07	1Q07	4Q06	2Q06	QoQ	Ytd	YoY

Risk-weighted assets (CHF million)

Risk-weighted positions	275,782	255,359	240,095	228,079	8	15	21

Market risk equivalents	20,634	15,934	13,581	16,852	29	52	22

Risk-weighted assets	296,416	271,293	253,676	244,931	9	17	21

Capital (CHF million)

Total shareholders' equity	43,849	44,004	43,586	38,882	0	1	13

Goodwill	(11,094)	(11,043)	(11,023)	(12,288)	0	1	(10)

Investments in insurance entities (50%)	(72)	(55)	(22)	(3,782)	31	227	(98)

Non-cumulative perpetual preferred securities and capital notes	4,225	2,181	2,167	2,142	94	95	97

Other adjustments	1,709	754	439	1,064	127	289	61

Tier 1 capital	38,617	35,841	35,147	26,018	8	10	48

Upper Tier 2	2,873	3,903	4,733	3,422	(26)	(39)	(16)

Lower Tier 2	8,093	8,449	8,587	8,766	(4)	(6)	(8)

Tier 2 capital	10,966	12,352	13,320	12,188	(11)	(18)	(10)

Investments in non-consolidated banking and finance participations and credit enhancements	(1,149)	(1,330)	(1,681)	(1,672)	(14)	(32)	(31)

Investments in insurance entities (50%)	(72)	(55)	(22)	(3,782)	31	227	(98)

Total capital	48,362	46,808	46,764	32,752	3	3	48

Capital ratios (%)

Tier 1 ratio	13.0	13.2	13.9	10.6	–	–	–

Total capital ratio	16.3	17.3	18.4	13.4	–	–	–

The Swiss Federal Banking Commission (EBK) has advised that Credit Suisse Group may continue to include as Tier 1 capital CHF 1.8 billion in 2Q07 (1Q07: CHF 2.2 billion, 4Q06: CHF 2.2 billion and 2Q06: CHF 2.1 billion) of equity from special purpose entities that are deconsolidated under FIN 46(R).

Economic capital
We assess risk and economic capital adequacy using our economic capital model. Economic capital is designed to measure all quantifiable risks associated with the Group’s activities on a consistent and comprehensive basis. Economic capital is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given the institution’s target financial strength (i.e. long-term credit rating).

Economic capital is calculated separately for position risk, operational risk and other risk. These three risk categories measure different types of risk:
Position risk the level of unexpected loss in economic value on the Group’s portfolio of positions over a one-year horizon that is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes).

Operational risk the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon that is exceeded with a small probability (0.03%). Estimating this type of economic capital is inherently more subjective, and reflects both quantitative tools as well as senior management judgment.

Other risk the risk not captured by the above, for example expense risk and owned real estate risk. Expense risk is defined as the difference between expenses and revenue in a severe market event, exclusive of the elements captured by position risk and operational risk. Owned real estate risk is defined as the risk associated with the buildings owned by us.

Position risk, operational risk and other risk are used to determine our utilized economic capital.
Prior period balances have been restated for methodology changes in order to show consistent trends and comparisons through time. For further information, refer to “Risk Management”.
Economic capital

				in / end of			% change

	2Q07	1Q07	4Q06	2Q06	QoQ	Ytd	YoY

Economic capital resources (CHF million)

Tier 1 capital	38,617	35,841	35,147	26,018	8	10	48

Economic adjustments	3,164	4,940	4,971	–	(36)	(36)	–

Economic capital resources	41,781	40,781	40,118	–	2	4	–

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	20,001	20,776	20,838	17,854	(4)	(4)	12

Operational risk	2,615	2,565	2,567	2,621	2	2	–

Other risks[1]	1,634	1,655	1,655	3,061	(1)	(1)	(47)

Utilized economic capital	24,250	24,996	25,060	23,536	(3)	(3)	3

Economic capital coverage ratio (%)

Economic capital coverage ratio	172.3	163.2	160.1	–	–	–	–

Utilized economic capital by segment (CHF million)

Investment Banking	17,009	17,972	17,790	15,879	(5)	(4)	7

Wealth Management	1,641	1,449	1,441	1,587	13	14	3

Corporate & Retail Banking	2,863	2,851	3,088	3,315	0	(7)	(14)

Private Banking	4,504	4,300	4,529	4,902	5	(1)	(8)

Asset Management	1,541	1,499	1,489	1,496	3	3	3

Corporate Center	1,225	1,250	1,309	1,472	(2)	(6)	(17)

Utilized economic capital - Credit Suisse[2]	24,250	24,996	25,060	23,536	(3)	(3)	3

Average utilized economic capital by segment (CHF million)

Investment Banking	17,491	17,881	17,582	16,396	(2)	(1)	7

Wealth Management	1,545	1,445	1,492	1,741	7	4	(11)

Corporate & Retail Banking	2,857	2,969	3,214	3,328	(4)	(11)	(14)

Private Banking	4,402	4,414	4,706	5,069	0	(6)	(13)

Asset Management	1,520	1,494	1,543	1,478	2	(1)	3

Corporate Center	1,238	1,280	1,604	1,526	(3)	(23)	(19)

Average utilized economic capital - Credit Suisse[3]	24,623	25,028	25,238	24,255	(2)	(2)	2

1 Includes expense risk and diversification benefit. 2 Includes a diversification benefit of CHF 29 million as of the end of 2Q07. 3 Includes a diversification benefit of CHF 28 million in 2Q07.

Utilized economic capital trends in 2Q07
Over the course of 2Q07, the utilized economic capital for the Group fell by 3%, due to a reduction in overall position risk. For Investment Banking, utilized economic capital decreased 5%, mainly due to a significant reduction in international lending and counterparty exposures due to increased buying of credit protection and reduced loan exposures within the leveraged finance business. This was partially offset by increased emerging market, credit spread and energy fixed income trading position risk exposures. The utilized economic capital for Wealth Management increased 13%, due to increased volumes in loans and leasing exposures, while Corporate & Retail Banking was flat. Asset Management utilized economic capital increased 3% as a result of increased equity trading and investments exposures.

Capital adequacy trends in 2Q07
The economic capital coverage ratio remained strong, increasing from 163% to 172% over 2Q07 due to increases in Tier 1 capital and decreases in utilized economic capital. Following the sale of our insurance business in December 2006, the coverage ratio increased to 172%, which was beyond our target band of 100% to 140%. We expect to see a decline in the coverage ratio over time as we continue to deploy capital in our business and return capital to shareholders.

Risk Management
In 2Q07, Credit Suisse’s overall 99% position risk, measured on the basis of the economic capital model, decreased 3% compared to 1Q07. Average Value-at-Risk (VaR) for our trading books increased 41% during 2Q07 to CHF 110 million. We continued to benefit from a favorable credit environment, reporting a net release of provision for credit losses of CHF 20 million in 2Q07.

Economic capital
Economic capital represents our core top-level risk management tool. We use it to assess, monitor, report and limit risk exposures at many levels of the organization. The Board of Directors and senior management are regularly provided with economic capital results, trends and ratios, together with supporting explanations to ensure risk transparency. We also use economic capital in our capital allocation process and related performance measures. Moreover, economic capital serves as a reference point for the structured assessment of our aggregate risk appetite in relation to our financial resources, recognizing that comprehensive analyses must also take into account factors that are outside the scope of the economic capital framework (for example, strategy, economic and competitive environment and external constraints such as those imposed by regulators or rating agencies).

The economic capital methodology is continually reviewed in order to ensure that the model remains relevant as markets and business strategies evolve. Major economic capital changes are implemented semi-annually following approval by the relevant internal committees. In 2Q07, various enhancements were implemented to refine the modeling for Swiss corporate and retail lending, international lending and commercial real estate loan origination risks. Prior period balances have been restated for methodology changes in order to show consistent trends and comparisons through time. The total impact of the methodology changes on 1Q07 99% position risk was an increase of approximately CHF 100 million, or 0.8%.

Position risk

				end of			% change

	2Q07	1Q07	4Q06	2Q06	QoQ	Ytd	YoY

Position risk (CHF million)

Fixed income trading[1]	2,584	2,416	2,692	2,400	7	(4)	8

Equity trading and investments	2,554	2,563	2,522	2,263	0	1	13

Swiss corporate and retail lending	2,197	2,096	2,174	2,254	5	1	(3)

International lending and counterparty exposures	3,125	3,950	3,393	2,926	(21)	(8)	7

Emerging markets	1,782	1,539	1,775	1,556	16	0	15

Real estate and structured assets[2]	3,841	3,935	4,319	2,850	(2)	(11)	35

Simple sum across risk categories	16,083	16,499	16,875	14,249	(3)	(5)	13

Diversification benefit	(4,384)	(4,414)	(4,696)	(3,796)	(1)	(7)	15

Position risk (99% confidence level for risk management purposes)	11,699	12,085	12,179	10,453	(3)	(4)	12

Position risk (99.97% confidence level for capital management purposes)	20,001	20,776	20,838	17,854	(4)	(4)	12

Prior balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises the real estate investments of the Group, commercial and residential real estate, asset-backed securities exposure and real estate acquired at auction.

Key position risk trends
During 2Q07, our one-year, 99% position risk declined 3% compared to 1Q07, mainly driven by a significant reduction in international lending and counterparty exposures. This was due to increased buying of credit protection and reduced loan exposure within the leveraged finance business. The reduction in real estate and structured assets position risk was mainly due to increased hedging of the residential mortgage exposure, partially offset by a marginal increase in commercial real estate position risk. As part of our overall risk management, we hold a portfolio of hedges against our warehousing and underwriting businesses. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses on the hedges that offset losses or gains on the portfolios they were designed to hedge. We increased our position risk in emerging markets, primarily in Eastern European and Asian exposures. Fixed income trading risk increased due to credit spread and energy positioning. Swiss corporate and retail lending position risk increased, mainly due to increased loan and leasing exposure. Equity trading and investments risk was flat over 2Q07 as increased private equity exposures were offset by reduced downside risk on equity positions in developed markets.

Compared to the end of 2Q06, our one-year, 99% position risk increased 12%, mainly driven by a significant increase in real estate and structured assets position risk. This was due to loan originations within the commercial real estate portfolio. This increase was partially offset by a marginal reduction in residential loan exposure. Emerging markets position risk increased due to South American, Eastern European and Asian exposures. International lending and counterparty exposures position risk increased 7% due to syndication and bridge loan exposures within the leveraged finance business, partially offset by increased buying of credit protection. The increase in equity trading and investments was primarily due to private equity exposures. Fixed income trading exposure increased due to credit spread and commodity exposures. These increases were partially offset by a decrease in Swiss corporate and retail lending position risk due to the transfer of credit risk via a synthetic collateralized loan obligation (Clock Finance No.1) in 1Q07.

Market risk
We primarily assume trading risks through the trading activities in Investment Banking. The other segments also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR, along with a number of other risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. In order to show the aggregate market risk in our trading books, the table entitled “Credit Suisse Daily VaR” shows the trading-related market risk on a consolidated basis. It shows ten-day VaR scaled to a one-day holding period and based on a 99% confidence level. This means that there is a 1-in-100 chance of incurring a daily mark-to-market trading loss that is at least as large as the reported VaR.

Credit Suisse’s average one-day, 99% VaR during 2Q07 was CHF 110 million compared to CHF 78 million during 1Q07 and CHF 95 million during 2Q06. The increase was due primarily to increased equity exposure which reached a peak in the middle of 2Q07 and was reduced by the end of June. The VaR trend during 2Q07 was in line with market opportunities while maintaining a disciplined approach to risk management. The one-day, 99% VaR as of the end of 2Q07 was CHF 100 million.

Various techniques are used to assess the accuracy of the VaR model, including backtesting. Daily backtesting profit and loss is compared to VaR calculated using a one-day holding period. Backtesting profit and loss is a subset of actual trading revenue and includes only the profit and loss effects from movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. A backtesting exception occurs when the daily backtesting loss exceeds the daily VaR estimate. We experienced no backtesting exceptions during 2Q07, and a total of two backtesting exceptions in the preceding 12 months.

We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. During 2Q07, we continued to extend the length of the historical data set used in the VaR model beyond two years in order to capture more historical events. Given current positions and market conditions, these changes will tend to make the VaR model more conservative.

The histogram entitled “Credit Suisse Trading Revenue” reflects the distribution of daily actual trading revenues during 2Q07, 1Q07 and 2Q06. The width of this distribution provides another indication of the day-to-day risk in our trading activities.

We assume non-trading interest rate risks through interest rate-sensitive positions originated by Private Banking and risk-transferred to Global Treasury, money market and funding activities by Global Treasury and the deployment of our consolidated equity as well as other activities, including market-making and trading activities involving banking book positions at the divisions. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Global Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Global Treasury, as well as other desks running interest rate risk positions, actively manage their position within approved limits.

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to CHF 2.7 million as of the end of 2Q07, compared to CHF 3.6 million as of the end of 1Q07. The change was mainly due to a shorter duration on our deployed equity and the reclassification of certain structured products from the banking to the trading book.

Credit Suisse Value-at-Risk (VaR)

in / end of period	Interest rate and credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total

2Q07 (CHF million)

Average	60	24	18	92	(84)		110

Minimum	48	16	10	69	–	[1]	89

Maximum	70	38	26	126	–	[1]	140

End of period	48	30	14	99	(91)		100

1Q07 (CHF million)

Average	53	17	12	64	(68)		78

Minimum	46	8	8	51	–	[1]	56

Maximum	67	31	20	84	–	[1]	96

End of period	55	21	10	77	(67)		96

2Q06 (CHF million)

Average	67	19	8	65	(64)		95

Minimum	49	10	6	51	–	[1]	75

Maximum	79	38	13	90	–	[1]	124

End of period	58	14	9	62	(52)		91

1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Credit risk
We encounter credit risk in our lending-related businesses, in counterparty trading and through issuer risk in trading assets. The majority of our credit risk is concentrated in Investment Banking and Private Banking. The credit risks taken on by Private Banking are usually collateralized. In Investment Banking, a significant portion of credit risk-related businesses are mitigated through cash and marketable collateral or transferred to the market by credit derivatives largely reducing credit risk in economic terms.

Loan exposure
Total gross loan exposure increased 5% to CHF 225.6 billion as of the end of 2Q07, compared to 1Q07. In Investment Banking, gross loan exposure increased 8% to CHF 50.4 billion, due to increases in commercial and industrial loans and in loans to financial institutions. Gross loan exposure in Private Banking increased 4% to CHF 174.6 billion, driven primarily by an increase in loans collateralized by securities in Wealth Management and an increase in commercial and industrial loans in Corporate & Retail Banking.

Total non-performing loans declined 4% and gross impaired loans declined 7%, due to a reduction in non-performing loans and other impaired loans in Private Banking, primarily in Corporate & Retail Banking. Coverage of total impaired loans by valuation allowances and coverage of total non-performing loans by valuation allowances were stable at 79% and 101%, respectively. We recorded a net release of provision for credit losses of CHF 20 million, compared to net new provisions of CHF 53 million in 1Q07.

Total gross loan exposure increased CHF 25.6 billion, or 13%, compared to 2Q06, reflecting the growing businesses in Private Banking and Investment Banking. During the last twelve months, gross loan exposure in Investment Banking increased from CHF 38.6 billion to CHF 50.4 billion, mainly due to increases in commercial and industrial loans and loans to financial institutions. In Private Banking, gross loan exposure increased from CHF 161.3 billion to CHF 174.6 billion, primarily due to new mortgages and loans collateralized by securities.

Total non-performing loans declined 25% and gross impaired loans declined 32%, compared to 2Q06, driven by a substantial reduction in non-performing loans in Investment Banking as well as reductions in Private Banking. We recorded a net release of provision for credit losses of CHF 20 million, compared to net new provisions of CHF 10 million in 2Q06.

Loans

			Investment Banking									Private Banking			Other	[1]			Credit Suisse

						Wealth Management			Corporate & Retail Banking

end of	2Q07	1Q07	2Q06	2Q07	1Q07	2Q06	2Q07	1Q07	2Q06	2Q07	1Q07	2Q06	2Q07	1Q07	2Q06		2Q07	1Q07	2Q06

Loans (CHF million)

Mortgages	0	0	0	30,701	29,757	28,570	48,276	48,007	45,484	78,977	77,764	74,054	0	0	0		78,977	77,764	74,054

Loans collateralized by securities	0	0	0	18,960	16,754	15,304	224	231	505	19,184	16,985	15,809	0	0	0		19,184	16,985	15,809

Other loans	1,067	1,140	749	260	181	666	3,032	3,000	3,020	3,292	3,181	3,686	0	0	0		4,359	4,321	4,435

Consumer loans	1,067	1,140	749	49,921	46,692	44,540	51,532	51,238	49,009	101,453	97,930	93,549	0	0	0		102,520	99,070	94,298

Real estate	1,211	1,371	493	4,396	4,286	3,691	15,159	15,275	14,538	19,555	19,561	18,229	10	10	0		20,776	20,942	18,722

Commercial and industrial loans	26,868	24,839	20,520	9,086	8,714	7,293	27,033	25,297	25,642	36,119	34,011	32,935	1	2	92		62,988	58,852	53,547

Loans to financial institutions	20,378	18,429	16,113	13,489	12,012	12,120	2,572	2,460	2,881	16,061	14,472	15,001	494	141	0		36,933	33,042	31,114

Governments and public institutions	913	933	749	17	16	81	1,432	1,398	1,482	1,449	1,414	1,563	0	0	0		2,362	2,347	2,312

Corporate loans	49,370	45,572	37,875	26,988	25,028	23,185	46,196	44,430	44,543	73,184	69,458	67,728	505	153	92		123,059	115,183	105,695

Gross loans	50,437	46,712	38,624	76,909	71,720	67,725	97,728	95,668	93,552	174,637	167,388	161,277	505	153	92		225,579	214,253	199,993

Net (unearned income) / deferred expenses	(46)	(41)	(58)	13	12	10	47	55	85	60	67	95	1	1	0		15	27	37

Allowance for loan losses	(287)	(266)	(376)	(78)	(81)	(81)	(1,005)	(1,101)	(1,278)	(1,083)	(1,182)	(1,359)	(2)	(1)	(1)		(1,372)	(1,449)	(1,736)

Net loans	50,104	46,405	38,190	76,844	71,651	67,654	96,770	94,622	92,359	173,614	166,273	160,013	504	153	91		224,222	212,831	198,294

Impaired loans (CHF million)

Non-performing loans	55	55	198	131	133	148	698	686	845	829	819	993	1	0	1		885	874	1,192

Non-interest-earning loans	0	0	10	31	31	17	443	516	587	474	547	604	0	0	0		474	547	614

Total non-performing loans	55	55	208	162	164	165	1,141	1,202	1,432	1,303	1,366	1,597	1	0	1		1,359	1,421	1,806

Restructured loans	0	0	14	0	0	0	3	1	7	3	1	7	0	0	0		3	1	21

Potential problem loans	0	0	160	11	25	30	371	420	544	382	445	574	1	0	(1)		383	445	733

Total other impaired loans	0	0	174	11	25	30	374	421	551	385	446	581	1	0	(1)		386	446	754

Gross impaired loans	55	55	382	173	189	195	1,515	1,623	1,983	1,688	1,812	2,178	2	0	0		1,745	1,867	2,560

of which with a specific allowance	55	55	242	170	179	182	1,298	1,353	1,653	1,468	1,532	1,835	2	0	(1)		1,525	1,587	2,076

of which without a specific allowance	0	0	140	3	10	13	217	270	330	220	280	343	0	0	1		220	280	484

Allowance for loan losses (CHF million)

Balance at beginning of period	266	255	442	81	78	91	1,101	1,150	1,470	1,182	1,228	1,561	1	1	51		1,449	1,484	2,054

Change in accounting	0	(61)	0	0	0	0	0	0	0	0	0	0	0	0	0		0	(61)	0

Discontinued operations	0	0	0	0	0	0	0	0	0	0	0	0	0	0	(48)		0	0	(48)

Net additions charged to statements of income	16	64	6	0	4	1	(30)	(10)	(5)	(30)	(6)	(4)	1	(1)	0		(13)	57	2

Gross write-offs	(5)	(10)	(78)	(3)	0	(10)	(84)	(39)	(189)	(87)	(39)	(199)	1	(1)	(1)		(91)	(50)	(278)

Recoveries	2	12	15	0	0	0	22	8	6	22	8	6	0	0	0		24	20	21

Net write-offs	(3)	2	(63)	(3)	0	(10)	(62)	(31)	(183)	(65)	(31)	(193)	1	(1)	(1)		(67)	(30)	(257)

Provisions for interest	6	7	18	0	(1)	0	(5)	(9)	2	(5)	(10)	2	0	1	0		1	(2)	20

Foreign currency translation impact and other adjustments, net	2	(1)	(27)	0	0	(1)	1	1	(6)	1	1	(7)	(1)	1	(1)		2	1	(35)

Balance at end of period	287	266	376	78	81	81	1,005	1,101	1,278	1,083	1,182	1,359	2	1	1		1,372	1,449	1,736

of which a specific allowance	33	24	183	55	59	57	865	953	1,142	920	1,012	1,199	1	0	0		954	1,036	1,382

of which an inherent credit loss allowance	254	242	193	23	22	24	140	148	136	163	170	160	1	1	1		418	413	354

Loan metrics (%)

Total non-performing loans / gross loans	0.1	0.1	0.5	0.2	0.2	0.2	1.2	1.3	1.5	0.7	0.8	1.0	–	–	–		0.6	0.7	0.9

Total other impaired loans / gross loans	0.0	0.0	0.5	0.0	0.0	0.0	0.4	0.4	0.6	0.2	0.3	0.4	–	–	–		0.2	0.2	0.4

Gross impaired loans / gross loans	0.1	0.1	1.0	0.2	0.3	0.3	1.6	1.7	2.1	1.0	1.1	1.4	–	–	–		0.8	0.9	1.3

Allowance for loan losses / total non-performing loans	521.8	483.6	180.8	48.1	49.4	49.1	88.1	91.6	89.2	83.1	86.5	85.1	–	–	–		101.0	102.0	96.1

Allowance for loan losses / total other impaired loans	–	–	216.1	709.1	324.0	270.0	268.7	261.5	231.9	281.3	265.0	233.9	–	–	–		355.4	324.9	230.2

Allowance for loan losses / gross impaired loans	521.8	483.6	98.4	45.1	42.9	41.5	66.3	67.8	64.4	64.2	65.2	62.4	–	–	–		78.6	77.6	67.8

The disclosure presents the lending exposure of the Group from a risk management perspective. This presentation differs from loan disclosures in the Financial Statements 2Q07.
1 Includes Asset Management and Corporate Center.

Highlights from the Condensed Consolidated Financial Statements – unaudited

This section contains highlights from our US GAAP Condensed Consolidated Financial Statements including the statements of income, balance sheets, statements of changes in shareholders’ equity and selected notes. The Credit Suisse Group Financial Statements 2Q07 are available on the internet at www.credit-suisse.com/results.

To be read in conjunction with the Credit Suisse Financial Statements 2Q07.
Highlights from the Condensed Consolidated Financial Statements
Consolidated statements of income (unaudited)

			in		% change		in	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

Consolidated statements of income (CHF million)

Interest and dividend income	16,619	14,692	13,110	13	27	31,311	24,427	28

Interest expense	(14,370)	(12,603)	(11,244)	14	28	(26,973)	(20,895)	29

Net interest income	2,249	2,089	1,866	8	21	4,338	3,532	23

Commissions and fees	5,242	4,977	4,425	5	18	10,219	8,659	18

Trading revenues	3,810	3,216	1,371	18	178	7,026	4,779	47

Other revenues	1,736	1,338	1,126	30	54	3,074	2,743	12

Net revenues	13,037	11,620	8,788	12	48	24,657	19,713	25

Provision for credit losses	(20)	53	10	–	–	33	(51)	–

Compensation and benefits	5,409	4,950	3,697	9	46	10,359	8,170	27

General and administrative expenses	1,619	1,532	1,352	6	20	3,151	2,974	6

Commission expenses	642	609	551	5	17	1,251	1,094	14

Total other operating expenses	2,261	2,141	1,903	6	19	4,402	4,068	8

Total operating expenses	7,670	7,091	5,600	8	37	14,761	12,238	21

Income from continuing operations before taxes, minority interests and extraordinary items	5,387	4,476	3,178	20	70	9,863	7,526	31

Income tax expense	863	822	502	5	72	1,685	1,217	38

Minority interests	1,335	925	804	44	66	2,260	2,095	8

Income from continuing operations before extraordinary items	3,189	2,729	1,872	17	70	5,918	4,214	40

Income from discontinued operations, net of tax	0	0	286	–	(100)	0	572	(100)

Extraordinary items, net of tax	0	0	0	–	–	0	(24)	100

Net income	3,189	2,729	2,158	17	48	5,918	4,762	24

Consolidated balance sheets (unaudited)

				end of			% change

	2Q07	1Q07	4Q06	2Q06	QoQ	Ytd	YoY

Assets (CHF million)

Cash and due from banks	36,569	27,578	29,040	32,879	33	26	11

Interest-bearing deposits with banks	2,838	5,572	8,128	6,103	(49)	(65)	(53)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	339,361	326,473	319,048	328,155	4	6	3

Securities received as collateral, at fair value	23,912	34,406	32,385	29,875	(31)	(26)	(20)

Trading assets, at fair value	552,321	515,050	450,780	439,119	7	23	26

Investment securities	18,544	19,185	21,394	21,737	(3)	(13)	(15)

Other investments	21,783	21,258	20,478	19,405	2	6	12

Net loans	224,222	212,831	208,127	198,294	5	8	13

allowance for loan losses	1,372	1,449	1,484	1,736	(5)	(8)	(21)

Premises and equipment	6,133	6,040	5,990	5,706	2	2	7

Goodwill	11,094	11,043	11,023	10,977	0	1	1

Other intangible assets	506	492	476	521	3	6	(3)

Assets of discontinued operations held-for-sale	0	0	0	174,991	–	–	(100)

Other assets	177,891	179,759	149,087	136,800	(1)	19	30

Total assets	1,415,174	1,359,687	1,255,956	1,404,562	4	13	1

Liabilities and shareholders' equity (CHF million)

Due to banks	117,020	120,972	97,514	82,908	(3)	20	41

Customer deposits	342,318	328,325	290,864	294,436	4	18	16

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	291,930	284,464	288,444	282,701	3	1	3

Obligation to return securities received as collateral, at fair value	23,912	34,406	32,385	29,875	(31)	(26)	(20)

Trading liabilities, at fair value	243,351	216,972	198,422	212,465	12	23	15

Short-term borrowings	27,471	27,722	21,556	21,779	(1)	27	26

Long-term debt	160,876	155,892	147,832	142,737	3	9	13

Liabilities of discontinued operations held-for-sale	0	0	0	168,058	–	–	(100)

Other liabilities	147,955	131,284	120,035	115,995	13	23	28

Minority interests	16,492	15,646	15,318	14,726	5	8	12

Total liabilities	1,371,325	1,315,683	1,212,370	1,365,680	4	13	0

Common shares	608	607	607	624	0	0	(3)

Additional paid-in capital	24,259	24,780	24,817	24,553	(2)	(2)	(1)

Retained earnings	34,912	34,206	32,306	27,080	2	8	29

Treasury shares, at cost	(11,189)	(10,502)	(9,111)	(9,018)	7	23	24

Accumulated other comprehensive income/(loss)	(4,741)	(5,087)	(5,033)	(4,357)	(7)	(6)	9

Total shareholders' equity	43,849	44,004	43,586	38,882	0	1	13

Total liabilities and shareholders' equity	1,415,174	1,359,687	1,255,956	1,404,562	4	13	1

Consolidated statements of changes in shareholders' equity (unaudited)

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other comprehen- sive income	Total share- holders' equity		Number of common shares outstanding

6M07 (CHF million)

Balance at beginning of period	607	24,817	32,306	(9,111)	(5,033)	43,586		1,062,467,061	[1]

Net income	–	–	5,918	–	–	5,918		–

Cumulative effect of accounting changes, net of tax	–	–	(829)	–	10	(819)	[2]	–

Other comprehensive income, net of tax	–	–	–	–	282	282		–

Issuance of common shares	1	43	–	–	–	44		995,655

Issuance of treasury shares	–	(25)	–	17,128	–	17,103		195,928,526

Repurchase of treasury shares	–	–	–	(20,369)	–	(20,369)		(233,132,103)	[3]

Share-based compensation, net of tax	–	(313)	–	1,163	–	850		20,173,268

Derivatives indexed to own shares[4]	–	(263)	–	–	–	(263)		–

Cash dividends paid	–	–	(2,483)	–	–	(2,483)		–

Balance at end of period	608	24,259	34,912	(11,189)	(4,741)	43,849		1,046,432,407	[5]

6M06 (CHF million)

Balance at beginning of period	624	24,639	24,584	(5,823)	(1,906)	42,118		1,125,360,183

Net income	–	–	4,762	–	–	4,762		–

Cumulative effect of accounting changes, net of tax	–	–	60	–	–	60		–

Other comprehensive income/(loss), net of tax	–	–	–	–	(2,451)	(2,451)		–

Issuance of common shares	–	6	–	–	–	6		141,332

Issuance of treasury shares	–	(31)	–	9,768	–	9,737		137,703,573

Repurchase of treasury shares	–	–	–	(13,621)	–	(13,621)		(191,632,093)

Share-based compensation, net of tax	–	(61)	–	658	–	597		16,047,551

Cash dividends paid	–	–	(2,326)	–	–	(2,326)		–

Balance at end of period	624	24,553	27,080	(9,018)	(4,357)	38,882		1,087,620,546

1 At par value CHF 0.50 each, fully paid, net of 152,394,952 treasury shares. In addition to the treasury shares, a maximum of 198,476,240 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Includes CHF 187 million related to SFAS 157, CHF (1,003) million related to SFAS 159, CHF (13) million related to FIN 48 and CHF 10 million reclassified from accumulated other comprehensive income as a result of SFAS 159, all net of tax. 3 Includes 26,074,000 shares repurchased in connection with Credit Suisse Group's share buyback programs. 4 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the Leverage Units element of the Incentive Share Units (ISU) granted to the employees during 1Q07. In accordance with EITF 00-19, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 5 At par value CHF 0.50 each, fully paid, net of 169,425,261 treasury shares, of which 53,789,000 shares have been approved at the Annual General Meeting on May 4, 2007, for cancellation which took place in 3Q07. In addition to the remaining treasury shares of 115,636,261, a maximum of 197,435,597 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)

			in		% change		in	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

Comprehensive income (CHF million)

Net income	3,189	2,729	2,158	17	48	5,918	4,762	24

Other comprehensive income/(loss), net of tax	346	(64)	(1,748)	–	–	282	(2,451)	–

Comprehensive income	3,535	2,665	410	33	–	6,200	2,311	168

Selected Notes to the Condensed Consolidated Financial Statements – unaudited

Net interest income

			in		% change		in	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

Net interest income (CHF million)

Loans	2,131	2,047	1,848	4	15	4,178	3,573	17

Investment securities	187	189	163	(1)	15	376	325	16

Trading assets	6,458	5,482	4,788	18	35	11,940	8,831	35

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	5,929	5,316	5,034	12	18	11,245	9,378	20

Other	1,914	1,658	1,277	15	50	3,572	2,320	54

Interest and dividend income	16,619	14,692	13,110	13	27	31,311	24,427	28

Deposits	(4,168)	(3,704)	(2,938)	13	42	(7,872)	(5,581)	41

Short-term borrowings	(286)	(218)	(162)	31	77	(504)	(281)	79

Trading liabilities	(2,689)	(2,098)	(2,077)	28	29	(4,787)	(3,493)	37

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(5,436)	(4,831)	(4,619)	13	18	(10,267)	(8,684)	18

Long-term debt	(1,204)	(1,243)	(1,074)	(3)	12	(2,447)	(2,172)	13

Other	(587)	(509)	(374)	15	57	(1,096)	(684)	60

Interest expense	(14,370)	(12,603)	(11,244)	14	28	(26,973)	(20,895)	29

Net interest income	2,249	2,089	1,866	8	21	4,338	3,532	23

Commissions and fees

			in		% change		in	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

Commissions and fees (CHF million)

Lending business	661	647	452	2	46	1,308	781	67

Investment and portfolio management	1,510	1,445	1,314	4	15	2,955	2,575	15

Other securities business	61	56	37	9	65	117	97	21

Fiduciary	1,571	1,501	1,351	5	16	3,072	2,672	15

Underwriting	717	615	721	17	(1)	1,332	1,322	1

Brokerage	1,429	1,487	1,276	(4)	12	2,916	2,708	8

Underwriting and brokerage	2,146	2,102	1,997	2	7	4,248	4,030	5

Other customer services	864	727	625	19	38	1,591	1,176	35

Commissions and fees	5,242	4,977	4,425	5	18	10,219	8,659	18

Other revenues

			in		% change		in	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

Other revenues (CHF million)

Minority Interests without Significant Economic Interest	1,336	938	731	42	83	2,274	1,963	16

Loans held-for-sale	(15)	2	31	–	–	(13)	39	–

Long-lived assets held-for-sale	9	6	2	50	350	15	3	400

Equity method investments	23	29	12	(21)	92	52	58	(10)

Other investments	259	263	308	(2)	(16)	522	538	(3)

Other	124	100	42	24	195	224	142	58

Other revenues	1,736	1,338	1,126	30	54	3,074	2,743	12

Provision for credit losses

			in		% change		in	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

Provision for credit losses (CHF million)

Allowance for loan losses	(13)	57	2	–	–	44	(49)	–

Provisions for lending-related and other exposures	(7)	(4)	8	75	–	(11)	(2)	450

Provision for credit losses	(20)	53	10	–	–	33	(51)	–

Compensation and benefits

			in		% change		in	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

Compensation and benefits (CHF million)

Salaries and bonuses	4,877	4,473	3,242	9	50	9,350	7,275	29

Social security	325	247	234	32	39	572	482	19

Other	207	230	221	(10)	(6)	437	413	6

Compensation and benefits	5,409	4,950	3,697	9	46	10,359	8,170	27

General and administrative expenses

			in		% change		in	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

General and administrative expenses (CHF million)

Occupancy expenses	223	219	210	2	6	442	421	5

IT, machinery, etc.	119	125	128	(5)	(7)	244	249	(2)

Provisions and losses	39	(17)	(371)	–	–	22	(319)	–

Travel and entertainment	146	146	174	0	(16)	292	319	(8)

Professional services	537	495	536	8	0	1,032	1,048	(2)

Depreciation of property and equipment	199	217	200	(8)	(1)	416	406	2

Amortization and impairment of other intangible assets	8	8	140	0	(94)	16	154	(90)

Other	348	339	335	3	4	687	696	(1)

General and administrative expenses	1,619	1,532	1,352	6	20	3,151	2,974	6

Segment reporting

The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Investment Banking, Private Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology.

The segment information reflects the Group’s reportable segments as follows:
– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which is tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients globally. It provides access to the full range of investment classes, ranging from money market, fixed income, equities and balanced products, to alternative investments such as real estate, hedge funds, private equity and volatility management.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments, as well as all gains and losses recorded as a result of applying the fair value option to our own debt. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as minorities without significant economic interest. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our income tax expense is not affected by these revenues and expenses.

Earnings per share

			in		% change		in	% change

	2Q07	1Q07	2Q06	QoQ	YoY	6M07	6M06	YoY

Net income (CHF million)

Income from continuing operations before extraordinary items	3,189	2,729	1,872	17	70	5,918	4,214	40

Income from discontinued operations, net of tax	0	0	286	–	(100)	0	572	(100)

Extraordinary items, net of tax	0	0	0	–	–	0	(24)	100

Net income	3,189	2,729	2,158	17	48	5,918	4,762	24

Net income available for common shares for basic earnings per share	3,189	2,729	2,158	17	48	5,918	4,762	24

Net income available for common shares for diluted earnings per share	3,189	2,729	2,158	17	48	5,918	4,762	24

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share	1,063.6	1,066.2	1,113.0	0	(4)	1,064.9	1,120.5	(5)

Dilutive share options and warrants	12.6	13.5	14.1	(7)	(11)	13.1	15.9	(18)

Dilutive share awards	54.5	50.0	32.9	9	66	52.3	33.2	58

Weighted-average shares outstanding for diluted earnings per share[1]	1,130.7	1,129.7	1,160.0	0	(3)	1,130.3	1,169.6	(3)

Basic earnings per share (CHF)

Income from continuing operations before extraordinary items	3.00	2.56	1.68	17	79	5.56	3.76	48

Income from discontinued operations, net of tax	0.00	0.00	0.26	–	(100)	0.00	0.51	(100)

Extraordinary items, net of tax	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Net income	3.00	2.56	1.94	17	55	5.56	4.25	31

Diluted earnings per share (CHF)

Income from continuing operations before extraordinary items	2.82	2.42	1.61	17	75	5.24	3.60	46

Income from discontinued operations, net of tax	0.00	0.00	0.25	–	(100)	0.00	0.49	(100)

Extraordinary items, net of tax	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Net income	2.82	2.42	1.86	17	52	5.24	4.07	29

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 21.8 million, 18.0 million, 38.1 million, 19.9 million and 35.3 million for 2Q07, 1Q07, 2Q06, 6M07 and 6M06, respectively.

Investor Information

This section contains information on our share listing in Switzerland and the US. Bond ratings and foreign currency translation rates are also provided.

Investor Information
Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Share data

					in / end of

	6M07	2006		2005	2004

Share price (common shares, CHF)

Average	89.35	73.13		54.19	43.90

Minimum	82.00	62.70		46.85	37.35

Maximum	95.45	85.35		68.50	49.50

End of period	87.35	85.25		67.00	47.80

Share price (American Depository Shares, USD)

Average	72.82	58.46		43.40	30.04

Minimum	67.49	50.07		38.75	35.44

Maximum	79.03	70.00		52.91	42.50

End of period	70.96	69.85		50.95	42.19

Market capitalization

Market capitalization (CHF million)	100,221	101,297		81,847	58,025

Market capitalization (USD million)	81,416	83,442		62,241	51,215

Dividend per share (CHF)

Dividend per share paid	–	2.24	[1]	2.00	1.50

Par value reduction	–	0.46	[2]	–	–

1 Proposal of the Board of Directors to the Annual General Meeting on May 4, 2007, approved and paid on May 9, 2007. 2 Proposal of the Board of Directors to the Annual General Meeting on May 4, 2007, approved and completed on July 18, 2007.

Bond ratings

	Moody's	Standard & Poor's		Fitch Ratings	DBRS

Credit Suisse Group ratings

Short term	–	A-1		F1+	R-1 (High)

Long term	Aa2	A+		AA-	AA

Outlook	Stable	Positive	[1]	Stable	Stable

Credit Suisse (the Bank) ratings

Short term	P-1	A-1+		F1+	R-1 (High)

Long term	Aa1	AA-		AA-	AA

Outlook	Stable	Positive	[1]	Stable	Stable

1 On July 18, 2007, Standard & Poor's changed its outlook from stable to positive.

Foreign currency translation rates

				in / end of			% change

	2Q07	1Q07	4Q06	2Q06	QoQ	Ytd	YoY

Average rate

1 USD / 1 CHF	1.22	1.23	1.23	1.25	(1)	(1)	(2)

1 EUR / 1 CHF	1.64	1.62	1.59	1.57	1	3	4

1 GBP / 1 CHF	2.42	2.41	2.37	2.27	0	2	7

100 JPY / 1 CHF	1.01	1.03	1.05	1.09	(2)	(4)	(7)

Closing rate

1 USD / 1 CHF	1.23	1.22	1.22	1.23	0	0	0

1 EUR / 1 CHF	1.66	1.63	1.61	1.57	2	3	6

1 GBP / 1 CHF	2.46	2.39	2.40	2.27	3	2	9

100 JPY / 1 CHF	0.99	1.03	1.03	1.07	(4)	(4)	(7)

Financial Calendar and Information Sources
Financial Calendar

Third quarter 2007 results	Thursday, November 1, 2007

Fourth quarter / full year 2007 results	Tuesday, February 12, 2008

Investor Relations

Phone	+41 44 333 71 49

Fax	+41 44 333 25 87

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media Relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Swiss Share Register and Transfer Agent

Address	Credit Suisse Group

Dept. GHBS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

US Share Register and Transfer Agent

ADS depositary institution	Deutsche Bank Trust Company Americas

Broker Service Desk

Address	Credit Suisse

c/o Mellon Investor Services

P.O. Box 3316

So. Hackensack, NJ 07606

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 201 680 66 26

E-mail	shrrelations@mellon.com

Additional Information

Credit Suisse results and further financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse

Procurement Non-IT Switzerland

RSCP 1 Publikationenversand

CH-8070 Zurich

Switzerland

Cautionary statement regarding forward-looking information
This Report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– Our plans, objectives or goals;
– Our future economic performance or prospects;
– The potential effect on our future performance of certain contingencies; and
– Assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– The ability to maintain sufficient liquidity and access capital markets;
– Market and interest rate fluctuations;
– The strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;
– The ability of counterparties to meet their obligations to us;
– The effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– Political and social developments, including war, civil unrest or terrorist activity;
– The possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– Operational factors such as systems failure, human error, or the failure to implement procedures properly;
– Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– The effects of changes in laws, regulations or accounting policies or practices;
– Competition in geographic and business areas in which we conduct our operations;
– The ability to retain and recruit qualified personnel;
– The ability to maintain our reputation and promote our brand;
– The ability to increase market share and control expenses;
– Technological changes;
– The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– Acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– The adverse resolution of litigation and other contingencies; and
– Our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk factors.

Personalities

Ulrike Gratsch
Head of Strategic Distribution & Market Management
2007 – Junghofplaza, Frankfurt

Ulrike Gratsch is a member of the Management Board of Credit Suisse (Deutschland) AG. She and her team support our strategic initiatives in the German private banking market.
Ulrike Gratsch is photographed at Junghofplaza – JP 16. This building, located in the center of Frankfurt, is the “distribution center” of Credit Suisse in Germany, and is home to the Private Banking, Asset Management and Investment Banking teams, among others.

Lukas Gähwiler
Head Credit Risk Management Private Banking
2007 – Hochhaus zur Palme, Zurich

Lukas Gähwiler is heading the Credit Risk Management department for the Private Banking division. He and his team are present in more than 20 locations around the globe.
Credit Risk Management in Zurich is located in Hochhaus zur Palme, which was built in 1964 by the architects Max Ernst Häfeli, Werner Max Moser and Rudolf Steiger. The striking 50 meter tall office building was one of Zurich’s first high rise.

Photography: Hans Schürmann, Zurich; Design: www.arnolddesign.ch; Production: Management Digital Data AG, Zurich; Printer: NZZ Fretz AG, Zurich

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16
Fax +41 44 333 25 87

www.credit-suisse.com

5520134 English